Form 40-F
period 2009-03-31
SILVERCORP METALS INC
filed 2009-06-08
CIK 1340677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For fiscal year ended: March 31, 2009
Commission File number: 001-34184
SILVERCORP METALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number, if applicable)	(I.R.S. Employer Identification Number, if applicable)
200 Granville Street
Suite 1378
Vancouver, British Columbia V6C 154 Canada
(604) 669-9397
(Address and Telephone Number of Registrant’s principal executive office)

Jonathan C. Guest
Greenberg Traurig LLP
One International Place
Boston, MA 02110
(617) 310-6000
(Name, Address and Telephone Number of Agent for Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered

Common Shares, no par value	NYSE Amex
Securities registered or to be registered pursuant to Section 12(g) of the Act: none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none
For annual reports, indicate by check mark the information filed with this form:
☑      Annual Information Form                      ☑      Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 161,587,001
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

FORWARD-LOOKING STATEMENTS
CURRENCY
RESOURCE AND RESERVE ESTIMATES
DISCLOSURE CONTROLS AND PROCEDURES
NOTICES PURSUANT TO REGULATION BTR
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
CORPORATE GOVERNANCE PRACTICES
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
Exhibit 99.1
Exhibit 99.4
Exhibit 99.5
Exhibit 99.6
Exhibit 99.7
Exhibit 99.8

FORWARD-LOOKING STATEMENTS
This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to Silvercorp Metals Inc. (the “Company”), information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.
Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation:
•	the impact of general business and economic conditions,

•	global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions,

•	fluctuating metal prices (such as gold, copper, silver and zinc),

•	currency exchange rates,

•	possible variations in ore grade or recovery rates,

•	changes in the Company’s hedging program,

•	changes in accounting policies,

•	changes in the Company’s corporate resources,

•	changes in project parameters as plans continue to be refined,

•	changes in project development and production time frames,

•	risk related to joint venture operations,

•	the possibility of project cost overruns or unanticipated costs and expenses,

•	higher prices for fuel, steel, power, labor and other consumables contributing to higher costs and general risks of the mining industry,

•	failure of plant, equipment or processes to operate as anticipated,

•	unexpected changes in mine life,

•	final pricing for concentrate sales,

•	unanticipated results of future studies,

•	seasonality and unanticipated weather changes,

•	costs and timing of the development of new deposits,

•	success of exploration activities,

•	permitting time lines,

•	government regulation of mining operations,

•	environmental risks,

•	unanticipated reclamation expenses,

•	title disputes or claims,

•	limitations on insurance coverage, and

•	as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended March 31, 2009 included as exhibits to this annual report on Form 40-F.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.
CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2009, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.2606.
RESOURCE AND RESERVE ESTIMATES
The Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of March 31, 2009, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “reserves” by Commission standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this annual report on Form 40-F, the documents attached hereto and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.
DISCLOSURE CONTROLS AND PROCEDURES
A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by Silvercorp Metals Inc. (the “Company”) in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a — 15(e) and Rule 15d — 15(e) under the Exchange Act). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.
B. Management’s annual report on internal control over financial reporting. This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
C. Attestation report of the registered public accounting firm. This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
D. Changes in internal control over financial reporting. During the period covered by this annual report on Form 40-F, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. No changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.
The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2009.
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Dr. Robert Gayton is an audit committee financial expert and is independent (as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex Company Guide).
The Commission has indicated that the designation of a person as an audit committee financial expert does not make Dr. Gayton an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board.

CODE OF ETHICS
The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended March 31, 2009. The Code is posted on the Company’s website at www.silvercorpmetals.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Ernst & Young LLP, chartered accountants, acted as the Company’s independent auditor for the fiscal year ended March 31, 2009. See page 97 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See page 97 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. All audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The information provided under Section 19, “Off-Balance Sheet Arrangements”, on page 24 of Exhibit 99.2, “Management’s Discussion and Analysis”, is incorporated by reference herein. The Company does not have any relationships with unconsolidated special purpose entities.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Payments due by period

		less			more
		than 1	1-3	3-5	than 5
Contractual Obligations	Total	year	years	years	years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$981,000	$188,000	$393,000	$400,000	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	$981,000	$188,000	$393,000	$400,000	—

IDENTIFICATION OF THE AUDIT COMMITTEE
The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Robert Gayton, Greg Hall, Earl Drake, and Yikang Liu, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex Company Guide) and are financially literate.
CORPORATE GOVERNANCE PRACTICES
There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE Amex listing standards. A summary of the significant differences can be found on the Company’s website at www.silvercorpmetals.com.
UNDERTAKING AND CONSENT TO
SERVICE OF PROCESS
A.	Undertaking

Silvercorp Metals Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

In conjunction with this Form 40-F, the Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises.

SIGNATURES
Pursuant to the requirements of the Exchange Act, Silvercorp Metals Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 8, 2009	SILVERCORP METALS INC.

	By:	/s/ Rui Feng

		Name:	Rui Feng
		Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the year ended March 31, 2009

99.2	Management’s Discussion and Analysis for the year ended March 31, 2009 incorporated by reference to Report of Foreign Issuer furnished to the Commission under cover of Form 6-K on June 5, 2009

99.3	Audited Annual Consolidated Financial Statements as at March 31, 2009 and 2008, and for each of the years in the three-year period ended March 31, 2009, incorporated by reference to Report of Foreign Issuer furnished to the Commission under cover of Form 6-K on June 5, 2009

99.4	Certificate of Rui Feng required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Maria Tang required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Rui Feng pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Maria Tang pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Ernst & Young LLP, Independent Auditors