Form 40-F/A
period 2009-03-31
SILVERCORP METALS INC
filed 2009-06-15
CIK 1340677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009

Commission file number: 001-34184
SILVERCORP METALS INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	N/A

(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
Suite 1378 — 200 Granville Street
Vancouver, British Columbia, Canada V6C 154
(604) 669-9397
(Address and Telephone Number of Registrant’s Principal Executive Offices)
Jonathan C. Guest
Greenberg Traurig LLP
One International Place
Boston, MA 02110
(617) 310-6000
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NYSE Amex
Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A
For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at March 31, 2009, 161,587,001 common shares of the Registrant were issued and outstanding.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

EXPLANATORY NOTE
Silvercorp Metals Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F/A pursuant to the multi-jurisdictional disclosure system of the Exchange Act.
The Company is filing this amendment number one to its annual report on Form 40-F, as originally filed on June 8, 2009, to file the consents of Chris Broili, Mel Klohn, Ronald Moran, Dr. Anson Xu, Lanliang Niu, Zhaojun Wang, Vetrin Mine Planners, Ltd., SRK Consulting China Limited, BK Exploration Associates, and Jinhui Liu. No other amendments are being made to the annual report on Form 40-F as originally filed.
EXHIBITS
Annual Information

99.1	*	Annual Information Form of the Company for the year ended March 31, 2009

99.2	*	Management’s Discussion and Analysis for the year ended March 31, 2009 incorporated by reference to Report of Foreign Issuer furnished to the Commission under cover of Form 6-K on June 5, 2009

99.3	*
Audited Annual Consolidated Financial Statements as at March 31, 2009 and 2008, and for each of the years in the three-year period ended March 31, 2009, incorporated by reference to Report of Foreign Issuer furnished to the Commission under cover of Form 6-K on June 5, 2009

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents

99.8	*	Consent of Ernst & Young LLP, Independent Auditors

99.9		Consent of Chris Broili

99.10		Consent of Mel Klohn

99.11		Consents of Ronald Moran

99.12	Consent of Dr. Anson Xu

99.13	Consent of Lanliang Niu

99.14	Consent of Zhaojun Wang

99.15	Consent of Vetrin Mine Planners, Ltd.

99.16	Consent of SRK Consulting China Limited

99.17	Consent of BK Exploration Associates

99.18	Consent of Jinhui Liu

*	Previously filed with the Company’s annual report on Form 40-F as filed with the Securities and Exchange Commission on June 8, 2009.
UNDERTAKING
Silvercorp Metals Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
In conjunction with this Form 40-F/A, the Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F/A arises.
SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

SILVERCORP METALS INC.
By:	/s/ Rui Feng
	Name:	Rui Feng
	Title: Date:	Chairman and Chief Executive Officer June 12, 2009

EXHIBIT INDEX
The following documents are being filed as exhibits to this amendment number one to the annual report on Form 40-F.
Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents

99.9	Consent of Chris Broili

99.10	Consent of Mel Klohn

99.11	Consents of Ronald Moran

99.12	Consent of Dr. Anson Xu

99.13	Consent of Lanliang Niu

99.14	Consent of Zhaojun Wang

99.15	Consent of Vetrin Mine Planners, Ltd.

99.16	Consent of SRK Consulting China Limited

99.17	Consent of BK Exploration Associates

99.18	Consent of Jinhui Liu