Form 40-F
period 2010-03-31
SILVERCORP METALS INC
filed 2010-06-24
CIK 1340677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ x ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: March 31, 2010	Commission File number: 001-34184

SILVERCORP METALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number, if applicable)	(I.R.S. Employer Identification Number, if applicable)

200 Granville Street
Suite 1378
Vancouver, British Columbia V6C 154 Canada
(604) 669-9397
(Address and Telephone Number of Registrant’s principal executive office)

Jonathan C. Guest McCarter & English LLP
265 Franklin Street
Boston, MA 02110
(617) 449-6500

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none

For annual reports, indicate by check mark the information filed with this form:

[ x ] Annual Information Form	[ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Silvercorp Metal Inc. had 164,430,417 Common Shares outstanding as at March 31, 2010

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [ ]	82-________	No [ x ]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes [ x ]	No [ ]

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F of Silvercorp Metals Inc. (the “Company”) and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities law. All statements and information concerning mineral resource and mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.

Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties;

  estimated production from the Company’s mines in the Ying Mining District (defined herein);

  timing of receipt of regulatory approvals;

  availability of funds from production to finance the Company’s operations; and

  access to and availability of funding for future construction and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to:

  fluctuating commodity prices;

  calculation of resources, reserves and mineralization and precious and base metal recovery;

  interpretations and assumptions of mineral resource and mineral reserve estimates;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  title to properties;

  First Nations title claims and rights;

  property interests;

  joint venture partners;

  acquisition of commercially mineable mineral rights;

  financing;

  recent market events and conditions;

  economic factors affecting the Company;

  timing, estimated amount, capital and operating expenditures and economic returns of future production;

  integration of future acquisitions into the Company’s existing operations;

  competition;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks;

  foreign exchange rate fluctuations;

  insurance;

  risks and hazards of mining operations;

  key personnel;

  conflicts of interest;

  dependence on management;

  internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and

  bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 (the “Annual Information Form”), which is attached hereto as Exhibit 99.1, under the heading “Risk Factors” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of the Annual Information Form, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2010, based upon the Bank of Canada nominal noon exchange rate, was U.S.$1.00 = CDN$1.0156.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of March 31, 2010, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

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

Based on an evaluation by the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the CEO and CFO have concluded that as of March 31, 2010, the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The entire report is at Section 16, entitled “Controls and Procedures,” of Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2010 (“Management’s Discussion and Analysis”), filed as Exhibit 99.2 to this Annual Report on Form 40-F.

B.	Management’s annual report on internal control over financial reporting.

Based on its evaluation, the Company’s management believes that as of March 31, 2010, the Company’s internal control over financial reporting is effective. The entire report is at Section 16(b), entitled “Management’s Report on Internal Control over Financial Reporting,” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

C.	Attestation report of the registered public accounting firm.

The Company’s independent registered public accounting firm, Ernst & Young LLP, has issued an unqualified opinion on the Company’s internal control over financial reporting, entitled “Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States),” that accompanies the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2010, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

D.	Changes in internal control over financial reporting.

The required disclosure is at Section 16(a), entitled “Changes in Internal Controls over Financial Reporting,” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2010.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Dr. Robert Gayton is an audit committee financial expert and is independent (as determined under Rule 10A-3 of the Exchange Act and rules of the New York Stock Exchange (“NYSE”)).

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended March 31, 2010. The Code is posted on the Company’s website at www.silvercorpmetals.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the Company’s fees billed by its independent auditor, Ernst & Young LLP, in the last two fiscal years:

Nature of Services	Year Ended March 31, 2010	Year Ended March 31, 2009
Audit Fees(1)	$579,840	$321,000
Audit-Related Fees (2)	Nil	Nil
Tax- Fees (3)	$10,989	$12,820
All Other Fees (4)	$4,765	$5,500
Total	$595,594	$339,320

Notes:

(1)

“Audit Fees” include the aggregate fees billed for each of the last two fiscal years for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company's internal control over financial reporting for fiscal 2010, or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

“Audit-Related Fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above item (1).

(3)

“Tax Fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. For fiscal years 2010 and 2009, tax fees were for corporate tax returns and general tax inquiries.

(4)

“All Other Fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in the above items. For fiscal years 2010 and 2009, all other fees were for the subscription of the Ernst & Young LLP online website.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 90 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. All audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As reported in Section 8, entitled “Off-Balance Sheet Arrangements,” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F, the Company does not have any off balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is at Section 6(e), entitled “Contractual Commitments and Contingencies,” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Robert Gayton, Greg Hall, Earl Drake, and Yikang Liu, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and rules of the NYSE) and are financially literate.

CORPORATE GOVERNANCE PRACTICES

The Company has reviewed its corporate governance practices against the requirements of the NYSE and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE listing standards for corporate governance.

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

The Company has previously filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, Silvercorp Metals Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SILVERCORP METALS INC.

Date:	June 23, 2010	By:	/s/ Rui Feng
Name: Rui Feng
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

EXHIBITS

Annual Information

99.1	Annual Information Form of the Company for the year ended March 31, 2010
99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2010 incorporated by reference to Report of Foreign Issuer furnished to the Commission under cover of Form 6-K on June 16, 2010

99.3

Audited Annual Consolidated Financial Statements as at March 31, 2010 and 2009, and for each of the years in the three-year period ended March 31, 2010, incorporated by reference to Report of Foreign Issuer furnished to the Commission under cover of Form 6-K on June 16, 2010

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
99.9	Consent of Chris Broili
99.10	Consent of Mel Klohn
99.11	Consent of Wenchang Ni
99.12	Consent of Brian F. J. O’Connor
99.13	Consent of Randal D. Cullen
99.14	Consent of Dr. Anson Xu