Form 40-F
period 2011-03-31
SILVERCORP METALS INC
filed 2011-06-03
CIK 1340677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: March 31, 2011	Commission File number: 001-34184

SILVERCORP METALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer Identification
Incorporation or Organization)	Code Number, if applicable)	Number, if applicable)

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

Silvercorp Metals Inc. had 174,925,709 Common Shares
Outstanding as at March 31, 2011

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [ ]	82- __________	No [ X ]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes [ X ]	No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [ ]	No [ ]

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

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 (the “Annual Information Form”), which is attached hereto as Exhibit 99.1, under the heading “Risk Factors” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of the Annual Information Form, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2011, based upon the Bank of Canada nominal noon exchange rate, was U.S.$1.00 = CDN$0.9718.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of March 31, 2011, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Based on an evaluation by the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the CEO and CFO have concluded that as of March 31, 2011, the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The entire report is at Section 14, entitled “Controls and Procedures,” of Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2011 (“Management’s Discussion and Analysis”), filed as Exhibit 99.2 to this Annual Report on Form 40-F.

B. Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal year 2011. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2011 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements. The entire report is at Section 15, entitled “Management’s Report on Internal Control over Financial Reporting,” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

C. Attestation report of the registered public accounting firm.

The Company’s independent registered public accounting firm, Ernst & Young LLP, has issued an unqualified opinion on the Company’s internal control over financial reporting, entitled “Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States),” filed as Exhibit 99.3 to this Annual Report on Form 40-F.

D. Changes in internal control over financial reporting.

The required disclosure is at Section 16, entitled “Changes in Internal Controls over Financial Reporting,” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2011.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Dr. Robert Gayton is an audit committee financial expert and is independent (as determined under Rule 10A-3 of the Exchange Act and rules of the New York Stock Exchange (“NYSE”)). Dr. Robert Gayton is a Chartered Accountant and has a Ph.D in Business. He provided audit and consulting services to private and public company clients for 11 years and has also directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987.

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended March 31, 2011. The Code is posted on the Company’s website at www.silvercorpmetals.com. A copy of the Code may also be obtained, without charge, by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the Company’s fees billed by its independent auditor, Ernst & Young LLP, in the last two fiscal years:

Nature of Services	Year Ended March 31, 2011	Year Ended March 31, 2010
Audit Fees(1)	$623,000	$579,840
Audit-Related Fees (2)	$64,000	Nil
Tax- Fees (3)	$25,100	$10,989
All Other Fees (4)	$nil	$4,765
Total	$712,100	$595,594

Notes:

(1)

“Audit Fees” include the aggregate fees billed for each of the last two fiscal years for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company's internal control over financial reporting for fiscal 2011 and fiscal 2010, or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

“Audit-Related Fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above item (1). For fiscal years 2011, audit-related fees were to review financial information contained in public security filings in Canada and the United States related to an equity financing that was completed in December 2010.

(3)

“Tax Fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. For fiscal years 2010 and 2010, tax fees were for corporate tax returns and general tax inquiries.

(4)

“All Other Fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in the above items. For fiscal years 2010, all other fees were for the subscription of the Ernst & Young LLP online website.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 86 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. All audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to Rule 2-01 (c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As reported in Note 7, entitled “Off-Balance Sheet Arrangements,” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F, the Company does not have any off balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is at Note 5, page 15 entitled “Contractual Commitments and Contingencies,” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Robert Gayton, Earl Drake, and Yikang Liu, all of whom, in the opinion of the Company’s Board of Directors are independent (as determined under Rule 10A-3 of the Exchange Act and rules of the NYSE) and are financially literate.

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

Date: June 3, 2011	SILVERCORP METALS INC.

	By:	/s/ Rui Feng
Name: Rui Feng
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

EXHIBITS

Annual Information

99.1	Annual Information Form of the Company for the year ended March 31, 2011
99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2011, incorporated by reference to Report of Foreign Issuer furnished to the Commission under cover of Form 6-K on June 2, 2011

99.3

Audited Annual Consolidated Financial Statements as at March 31, 2011 and 2010, and for each of the years in the three-year period ended March 31, 2011, incorporated by reference to Report of Foreign Issuer furnished to the Commission under cover of Form 6-K on June 2, 2011

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