Form 40-F
period 2012-03-31
SILVERCORP METALS INC
filed 2012-06-29
CIK 1340677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
 [   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

 [ X ]Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: March 31, 2012 Commission File number: 001-34184

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

Silvercorp Metals Inc. had 170,681,974 Common Shares
Outstanding as at March 31, 2012

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

  fluctuating commodity prices;

  estimation of resources, reserves and mineralization and precious and base metal recovery;

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

  environmental risks;

  foreign exchange rate fluctuations;

  insurance;

  risks and hazards of mining operations;

  dependence on management and key personnel;

  conflicts of interest; and

  bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 (the “Annual Information Form”), which is attached hereto as Exhibit 99.1, under the heading “Risk Factors” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of the Annual Information Form, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2012, based upon the Bank of Canada nominal noon exchange rate, was U.S.$1.00 = CDN$0.9991.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of March 31, 2012, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Based on an evaluation by the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the CEO and CFO have concluded that as of March 31, 2012, the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The entire report is at Section 15, entitled “Controls and Procedures,” of Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2012 (“Management’s Discussion and Analysis”), filed as Exhibit 99.2 to this Annual Report on Form 40-F.

B. Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal year 2012. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2012 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements. The entire report is at Section 16, entitled “Management’s Report on Internal Control over Financial Reporting,” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

C. Attestation report of the registered public accounting firm.

The Company’s independent registered public accounting firm, Ernst & Young LLP, has issued an unqualified opinion on the Company’s internal control over financial reporting, entitled “Report of Independent Registered Public Accounting Firm,” contained in Exhibit 99.3 to this Annual Report on Form 40-F.

D. Changes in internal control over financial reporting.

There was no change in the Company’s internal control over financial reporting during the fourth quarter of the period covered by this Annual Report on Form 40-F that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2012.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that both David Kong and Dr. Robert Gayton are the audit committee financial experts and are independent (as determined under Rule 10A-3 of the Exchange Act and rules of the New York Stock Exchange (“NYSE”)).

Mr. David Kong holds a Bachelor in Business Administration and earned his Chartered Accountant designation in British Columbia in 1978 and U.S CPA (Illinois) designation in 2002. From 1981 to 2004, he was partner of Ellis Foster Chartered Accountants and a partner at Ernst & Young LLP from 2005 to 2010. Currently, Mr. Kong is a director of New Pacific Metals Corp., Hana Mining Ltd., IDM International Limited, Uranium Energy Corp., and Brazil Resources Inc. Mr. Kong is a certified director (ICD.C) of the Institute of Corporate Directors.

Dr. Robert Gayton is a Chartered Accountant and has a Ph.D. in Business. He provided audit and consulting services to private and public company clients for 11 years and has also directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board.

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended March 31, 2012. The Code is posted on the Company’s website at www.silvercorpmetals.com. A copy of the Code may also be obtained, without charge, by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the Company’s fees (in Canadian dollar) billed by its independent auditor, Ernst & Young LLP, in the last two fiscal years:

Nature of Services	Year Ended March 31, 2012	Year Ended March 31, 2011
Audit Fees(1)	$850,000	$755,000
Audit-Related Fees (2)	Nil	$64,000
Tax- Fees (3)	$33,459	$25,100
All Other Fees (4)	$97,500	$16,000
Total	$980,959	$860,100

Notes:

(1)

“Audit Fees” include the aggregate fees billed for each of the last two fiscal years for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company's internal control over financial reporting for fiscal 2012 and fiscal 2011, or services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

“Audit-Related Fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above item (1). For fiscal year 2011, audit-related fees were to review financial information contained in public security filings in Canada and the United States related to an equity financing that was completed in December 2010.

(3)

“Tax Fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. For fiscal years 2012 and 2011, tax fees were for corporate tax returns and general tax inquiries.

(4)

“All Other Fees” include the aggregate fees billed in each of the last two fiscal years for services provided by the principal accountant, other than the services reported in the above items. For fiscal year 2012, other fees include review of the report from KPMG Forensic Inc., commissioned by Silvercorp’s Special Committee to review the allegations issued by two anonymous sources in September 2011 respecting the Company’s financial position and review of comment letters from securities regulators.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See Item 11 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. All audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to Rule 2-01 (c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As reported in the section entitled “Off-Balance Sheet Arrangements” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F, the Company does not have any off balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is at Note 6, titled “Contractual Obligations,” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Robert Gayton, Earl Drake, and David Kong, all of whom, in the opinion of the Company’s Board of Directors are independent (as determined under Rule 10A-3 of the Exchange Act and rules of the NYSE) and are financially literate.

MINE SAFETY DISCLOSURE

Not applicable.

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

Date: June 29, 2012	SILVERCORP METALS INC.

	By:	/s/ Rui Feng
		Name:	Rui Feng
		Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

EXHIBITS

Annual Information
99.1	Annual Information Form of the Company for the year ended March 31, 2012
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2012, incorporated by reference to Report of Foreign Issuer furnished to the Commission under cover of Form 6-K on May 23, 2012
99.3	Consolidated Financial Statements comprised of Consolidated Balance Sheets as at March 31, 2012 and 2011, and April 1, 2010, Consolidated Statements of Income and Consolidated Statements of Cash Flow for the years ended March 31, 2012 and 2011, Consolidated Statements of Changes in Equity, and Notes to Consolidated Financial Statements, incorporated by reference to Report of Foreign Issuer furnished to the Commission under cover of Form 6-K on May 23, 2012
Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
99.9	Consent of Alan Riles
99.10	Consent of Mo Molavi
99.11	Consent of Brian O’Connor
99.12	Consent of Patrick Stephenson
99.13	Consent of Herbert A. Smith
99.14	Consent of Owen Watson
99.15	Consent of Peter Mokos