Form 40-F
period 2013-03-31
SILVERCORP METALS INC
filed 2013-06-28
CIK 1340677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: March 31, 2013                                                                                             Commission File number: 001-34184

SILVERCORP METALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer Identification
Incorporation or Organization)	Code Number, if applicable)	Number, if applicable)

Suite 1378-200 Granville Street
Vancouver, British Columbia V6C 154 Canada
(604) 669-9397
(Address and Telephone Number of Registrant’s principal executive office)

Jeff Hammel
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
USA (212) 906-1260
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
[ X ] Annual information form [   ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Silvercorp Metals Inc. had 170,781,058 Common Shares
Outstanding as at March 31, 2013

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

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2013 (the “Annual Information Form”), which is attached hereto as Exhibit 99.1, under the heading “Risk Factors” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of the Annual Information Form, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2013, based upon the Bank of Canada nominal noon exchange rate, was U.S.$1.00 = CDN$1.0156.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of March 31, 2013, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Based on an evaluation by the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the CEO and CFO have concluded that as of March 31, 2013, the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The entire report is at Section 15, entitled “Controls and Procedures,” of Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2013 (“Management’s Discussion and Analysis”), filed as Exhibit 99.2 to this Annual Report on Form 40-F.

B. Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal year 2013. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2013 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements. The entire report is at Section 16, entitled “Management’s Report on Internal Control over Financial Reporting,” of Management’s Discussion and Analysis, furnished as Exhibit 99.2 to this Annual Report on Form 40-F.

C. Attestation report of the registered public accounting firm.

The Company’s independent registered chartered accounts, Deloitte LLP, which audited the financial statements included in this report, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting, entitled “Report of Independent Registered Chartered Accounts,” contained in Exhibit 99.3 to this Annual Report on Form 40-F.

D. Changes in internal control over financial reporting.

There was no change in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 40-F that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2013.

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

Dr. Gayton graduated from the University of British Columbia (“UBC”) in 1962 with a Bachelor of Commerce and in 1964 earned the Chartered Accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at UBC in 1965 beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976, providing audit and consulting services to private and public company clients for 11 years. He has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. He was CFO of Western Silver Corporation from 1996 to 2004 and was a director of Western Silver Corporation (2004-2005), Bema Gold Corporation (2003-2007), Northern Orion Resources Inc. (2004-2007), and Doublestar Resources (2000-2007), each of which were “taken over”. Mr. Gayton is currently a director Nevsun Resources Ltd., Amerigo Resources Ltd., B2Gold Corp., Eastern Platinum Ltd., LNG Energy Ltd., Western Copper and Gold Inc.
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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, are required to abide. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended March 31, 2013. The Code is posted on the Company’s website at www.silvercorpmetals.com. A copy of the Code may also be obtained, without charge, by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the year ended March 31, 2013 was Deloitte LLP and our principal accountant for the year ended March 31, 2012 was Ernst & Young LLP. The following table sets forth the Company’s fees (in Canadian dollar) paid or accrued by the principal accountants in the last two fiscal years:

Nature of Services	Year Ended March 31, 2013	Year Ended March 31, 2012
Audit Fees(1)	$898,500	$850,000
Audit-Related Fees(2)	Nil	Nil
Tax- Fees(3)	$30,525	$33,459
All Other Fees(4)	$12,500	$97,500
Total	$941,525	$980,959

Notes:

(1)

“Audit Fees” include the aggregate fees billed for each of the last two fiscal years for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company's internal control over financial reporting for fiscal 2013 and fiscal 2012, or review services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Audit Fees for fiscal 2013 include $695,500 and $203,000 of fees paid or accrued to Deloitte LLP and Ernst & Young LLP, respectively. Audit Fees for fiscal 2012 represent fees paid to Ernst & Young LLP.

(2)

“Audit-Related Fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above item (1).

(3)

“Tax Fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. For fiscal years 2013 and 2012, tax fees were for corporate tax returns and general tax inquiries.

(4)

“All Other Fees” include the aggregate fees billed in each of the last two fiscal years for services provided by the principal accountant, other than the services reported in the above items. For fiscal year 2013, other fees represent services provided by Ernst & Young LLP. For fiscal year 2012, other fees include Ernst & Young fees for the review of the report from KPMG Forensic Inc. (“KPMG”), commissioned by Silvercorp’s Special Committee (the “KPMG Report”) to review the allegations issued by two anonymous sources in September 2011 respecting the Company’s financial position and review of comment letters from securities regulators.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See Item 11 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. All audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As reported in the section entitled “Off-Balance Sheet Arrangements” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F, the Company does not have any off balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is at Note 5, titled “Liquidity and Capital Resources,” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

Date: June 28, 2013	SILVERCORP METALS INC.

	By:	/s/ Rui Feng
		Name:	Rui Feng
		Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

EXHIBITS

Annual Information

99.1	Annual Information Form of the Company for the year ended March 31, 2013
99.2	Amended Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2013
99.3	Consolidated Financial Statements comprised of Consolidated Balance Sheets as at March 31, 2013 and 2012, Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flow for the years ended March 31, 2013 and 2012, and Notes to Consolidated Financial Statements

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Deloitte LLP, Independent Registered Chartered Accountants
99.9	Consent of Ernst &Young, Independent Registered Public Accounting Firm
99.10	Consent of Alan Riles
99.11	Consent of Mo Molavi
99.12	Consent of Patrick Stephenson
99.13	Consent of Owen Watson
99.14	Consent of Peter Mokos
99.15	Consent of Hebert A. Smith