Form 40-F/A
period 2012-03-31
SILVERCORP METALS INC
filed 2013-08-02
CIK 1340677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment No. 1

(Check One)
[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ]Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: March 31, 2012 Commission File number: 001-34184

SILVERCORP METALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Providence or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer Identification
Incorporation or Organization)	Code Number, if applicable)	Number, if applicable

Suite 1378-200 Granville Street
Vancouver, British Columbia V6C 154 Canada
(604) 669-9397

(Address and Telephone Number of Registrant’s principal executive office)

Jeff Hammel
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
USA
(212) 906-1200
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

Yes [   ] 82-_______ No [ X ]

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

Yes [ X ] No [   ]

EXPLANATORY NOTE

This exhibits-only amendment is filed solely to attach and file as exhibits to this Annual Report on Form 40-F the Registrant’s Audited Annual Financial Statements for the Fiscal Year Ended March 31, 2012 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended March 31, 2012. No other changes to this Form 40-F have been made.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F of Silvercorp Metals Inc. (the “Company”) and the exhibits attached hereto contain “forwardlooking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities law. All statements and information concerning mineral resource and mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.

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

4

SIGNATURES

Pursuant to the requirements of the Exchange Act, Silvercorp Metals Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 2, 2013	SILVERCORP METALS INC.

	By:	/s/ Rui Feng
Name: Rui Feng
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

EXHIBITS

Annual Information
99.1	Annual Information Form of the Company for the year ended March 31, 2012*
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2012
99.3	Consolidated Financial Statements comprised of Consolidated Balance Sheets as at March 31, 2012 and 2011, and April 1, 2010, Consolidated Statements of Income and Consolidated Statements of Cash Flow for the years ended March 31, 2012 and 2011, Consolidated Statements of Changes in Equity, and Notes to Consolidated Financial Statements
Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
99.9	Consent of Alan Riles*
99.10	Consent of Mo Molavi*
99.11	Consent of Brian O’Connor*
99.12	Consent of Patrick Stephenson*
99.13	Consent of Herbert A. Smith*
99.14	Consent of Owen Watson*
99.15	Consent of Peter Mokos*

* Previously filed.

Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2012
(Expressed in thousands of US dollars, unless otherwise stated)

1

Table of Contents

1.	Core Business and Strategy	3
2.	Fiscal Year 2012 (“FY2012”) Highlights and Significant Events	3
3.	Metal Prices	4
4.	Fiscal Year 2012 Operating Performance	5
5.	Fiscal Year 2012 Financial Results	12
6.	Liquidity and Capital Resources	15
7.	Financial Instruments and Related Risks	15
8.	Off-Balance Sheet Arrangements	17
9.	Transactions with Related Parties	17
10.	Critical Accounting Policies and Estimates	18
11.	Future Accounting Changes	19
12.	Other MD&A Requirements	23
13.	Outstanding Share Data	23
14.	Risks and Uncertainties	24
15.	Disclosure Controls and Procedures	24
16.	Management’s Report on Internal Control over Financial Reporting	24
17.	Changes in Internal Control over Financial Reporting	25
18.	Directors and Officers	25

Forward Looking Statements	25

2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2012 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements. This MD&A refers to various non-IFRS measures, such as “cash flows from operations per share” and “cash and total production cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Non-IFRS measures do not have standardized meaning. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This MD&A is prepared as of May 16, 2012.

1.	CORE BUSINESS AND STRATEGY

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-zinc projects near the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently building the GC silver-lead-zinc project in Guangdong Province as its third production base in China. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high-grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	FISCAL YEAR 2012 (“FY2012”) HIGHLIGHTS AND SIGNIFICANT EVENTS

  Record Silver Production

In fiscal 2012, the Company achieved its sixth consecutive year of silver production growth, with a record production of 5.6 million ounces, an increase of 6% over the previous record production of 5.3 million ounces achieved in fiscal year 2011 (“FY 2011”). Including 8,800 ounces of gold, a total of 6.06 million ounces of silver equivalent were produced in fiscal 2012, compared to 5.46 million ounces in fiscal 2011. (Silver equivalent is calculated by converting gold ounces into silver ounces using a ratio of 1:50)

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

  Record Revenue

In fiscal 2012, the Company achieved record revenue of $238.0 million, an increase of 42% compared to revenue of $167.3 million in fiscal 2011. The higher revenue was primarily driven by higher realized metal prices, coupled with metal production growth. In fiscal 2012, realized selling price per ounce of silver increased 54% to $27.78 from $18.08 in fiscal 2011.

  Record Net Income

In fiscal 2012, net income attributable to equity holders of the Company was a record $73.8 million, or $0.43 per share, an increase of 9% compared to net income of $67.7 million, or $0.40 per share, in fiscal 2011.

  Record Operating Cash Flows

In fiscal 2012, cash flows from operations, excluding non-cash working capital, were $123.8 million, or $0.72 per share, a 34% increase, compared to $92.2 million or $0.55 per share in fiscal 2011. Included in non-cash working capital is $9.5 million that is earning over 6% per annum interest on Chinese domestic Letters of Credits. Improved operating cash flows were mainly attributable to record revenue, partially offset by expenditures incurred in fighting the “Short and Distort” scheme, higher income taxes and increased cash production costs.

  Production Costs

In fiscal 2012, Silvercorp continues to maintain its low cost producer status with cash cost per silver ounce of negative $5.13, compared to negative $6.80 in fiscal 2011.

  GC Mine Construction

In August 2011, the Company commenced mine and mill construction at the GC Mine. As of March 31, 2012, 717 metres (“m”) of the 2,210 m main access ramp and 42 m of the 618 m main shaft were completed. The construction of mill, office building and lab facilities are also well underway.

  XBG and XHP Project Acquisitions

In fiscal 2012, the Company completed the acquisitions of the XBG and XHP silver-gold-zinc projects near the Ying Mining District in Henan Province. These acquisitions further the Company’s intention to consolidate mines and prospective projects in the high-grade silver, gold and base metal belt in the southwest Luoyang City district.

  Returning Value to Shareholders

On June 17, 2011, the Company announced its intention to purchase up to 10 million of its common shares under a normal course issuer bid (“NCIB”). As at the date of this MD&A, the Company has repurchased and cancelled approximately 4.5 million shares at an average price of $7.90 per share totaling $35.3 million.

In the third quarter of fiscal 2012, the Company increased the quarterly dividend on its common shares by 25% from CAD$0.02 per share to CAD$0.025 per share. During fiscal 2012, the Company declared dividends in aggregate of $15.6 million, or $0.09 per share.

3.	METAL PRICES

Realized selling price is determined by Shanghai metal prices, less smelter charges and recovery, and 17% value added taxes (“VAT”) (VAT is exempt for gold). The following is a reconciliation of the Company’s realized selling prices to Shanghai metal prices, with a comparison of London Metal Exchange (“LME”) prices:

For fiscal 2012	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	FY2012	FY2011	FY2012	FY2011	FY2012	FY2011	FY2012	FY2011
Realized selling prices	$27.78	$18.08	$1,257	$909	$0.85	$0.83	$0.68	$0.67
Add back: Value added taxes	4.72	3.07	-	-	0.14	0.14	0.12	0.11
Add back: Smelter charges and recovery	3.38	3.29	364	389	0.12	0.14	0.32	0.39
Shanghai metal prices	$35.88	$24.44	$1,621	$1,298	$1.11	$1.11	$1.12	$1.17
LME	$35.48	$23.80	$1,648	$1,293	$1.03	$1.02	$0.95	$1.03

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

4.	FISCAL YEAR 2012 OPERATING PERFORMANCE

(i)	Mine Production

In fiscal 2012, the Company mined a record 757,590 tonnes of ore, a 28% increase compared to 592,330 tonnes last year. The record mine production was achieved through increased production from the TLP, HPG and LM mines that continued to expand operations. Also contributing to the production growth was the 91,128 tonnes of ore from the BYP mine and 3,890 tonnes from the newly acquired XHP mine.

(ii)	Mining Cost

In fiscal 2012, the consolidated total mining cost and cash mining cost was $61.51 and $47.40 per tonne, respectively, an increase of 16% and 8%, compared to total mining cost and cash mining cost of $53.16 and $43.70 per tonne, respectively, last year.

The increase in cash mining cost per tonne was mainly due to (i) the impact of US dollar depreciation versus the Chinese RMB of approximately $2.20 per tonne, and (ii) higher labour costs both for mining contractors and the Company’s own employees, adding approximately $1.80 per tonne. The increase of non-cash mining cost was a result of a higher dollar value of assets being subject to depreciation.

The major components of cash mining cost in fiscal 2012 consisted of: 39% for mining contractor costs (FY 2011 –40%); 20% for labour costs (FY 2011 – 17%); 19% for mining preparation and administrative costs (FY 2011 –20%), 16% for materials and supplies (FY 2011 – 18%); and 6% for utility costs (FY 2011 – 5%).

(iii)	Milling

In fiscal 2012, 762,521 tonnes of ore was milled, an increase of 28% compared to 596,735 tonnes last year. At the Ying Mining District, the Company expanded the second mill’s capacity to 2,200 tonnes per day (“t/d”) to achieve a total milling capacity of 3,200 t/d, or about 1 million tonnes per year. In addition, the BYP mine, the XBG and XHP projects also added milling capacities of 500 t/d, 350 t/d and 500 t/d, respectively. The increase in milling capacity will provide room to accommodate the Company’s expected future mine production growth.

(iv)	Milling Cost

In fiscal 2012, the consolidated total milling cost and cash milling cost was $15.85 and $14.19 per tonne, respectively, an increase of 12% and 14% compared to total milling cost and cash milling cost of $14.16 and $12.46 per tonne, respectively, last year.

The increase in the total and cash milling costs were mainly due to higher labour costs and the impact of US dollar depreciation versus the Chinese RMB.

The major components of cash milling costs in fiscal 2012 consisted of: 30% for utilities (FY 2011 – 28%); 28% for raw materials (FY 2011 – 32%); 21% for labour costs (FY 2011 – 17%); 14% for mineral resources tax (FY 2011 –15%); and 7% for milling related administrative and miscellaneous costs (FY 2011 – 8%).

(v)	Metal Production

In fiscal 2012, metal production was 5.6 million ounces of silver, 8,800 ounces of gold and 86.6 million pounds of lead and zinc, which was 6%, 175% and 1% higher than respective metal production last year. The increases were attributable to greater mine and mill throughputs, mainly due to production growth in the TLP, HPG and LM mines, as well as additional gold produced from the BYP mine.

(vi)	Cash and Total Cost per Ounce of Silver (Gold for the BYP mine)

Silvercorp continues to maintain its position as one of the lowest production cost producers of silver among its industry peers. In fiscal 2012, the consolidated total production cost and cash cost per ounce of silver was negative

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

$3.25 and negative $5.13, respectively, compared to negative $5.58 and negative $6.80 a year ago. The increase in costs were due to higher per tonne costs, as noted above, partially offset by higher by-product metals produced.

To facilitate a better understanding of total production cost and cash cost per ounce of silver (non-IFRS measures), the following tables provide a reconciliation of those measures to the financial statements for the year ended March 31, 2012 and 2011, respectively.

Year ended March 31, 2012
	YING	HPG&LM	TLP	XBG	XHP	Total
Cost of sales	$28,343	$8,780	$19,427	$176	$-	$56,726
By-product lead, zinc, and gold sales	(54,404)	(7,229)	(12,826)	(517)	-	(74,976)
Total adjusted cost of sales	(26,061)	1,551	6,601	(341)	-	(18,250)
Divided by thousands of silver ounces sold	3,943	635	1,034	6	-	5,618
Total production cost per ounce of silver	$(6.61)	$2.44	$6.38	$(56.67)	$-	$(3.25)

Total adjusted cost of sales	$(26,061)	$1,551	$6,601	$(341)	$-	$(18,250)
Amortization and depletion	(6,544)	(1,127)	(2,887)	(22)	-	(10,580)
Total adjusted cash cost	(32,605)	424	3,714	(363)	-	(28,830)
Divided by thousands of silver ounces sold	3,943	635	1,034	6	-	5,618
Total cash cost per ounce of silver	$(8.27)	$0.67	$3.59	$(60.33)	$-	$(5.13)

Year ended March 31, 2011
	YING	HPG&LM	TLP	XBG	XHP	Total
Cost of sales [1]	$24,223	$6,030	$11,691	$-	$-	$41,944
By-product lead, zinc, and gold sales	(54,815)	(6,650)	(10,028)	-	-	(71,493)
Total adjusted cost of sales	(30,592)	(620)	1,663	-	-	(29,549)
Divided by thousands of silver ounces sold	4,249	391	660	-	-	5,300
Total production cost per ounce of silver	$(7.20)	$(1.59)	$2.52	$-	$-	$(5.58)

Total adjusted cost of sales	$(30,592)	$(620)	$1,663	$-	$-	$(29,549)
Amortization and depletion [1]	(4,669)	(617)	(1,201)	-	-	(6,487)
Total adjusted cash cost	(35,261)	(1,237)	462	-	-	(36,036)
Divided by thousands of silver ounces sold	4,249	391	660	-	-	5,300
Total cash cost per ounce of silver	$(8.30)	$(3.16)	$0.70	$-	$-	$(6.80)

1For the purpose of non-IFRS measures, minor differences compared to prior year due to IFRS conversion are not restated.

The following table provides a reconciliation of total production cost and cash cost per ounce of gold (non-IFRS measures) for production results from the BYP mine for fiscal 2012 (no comparative numbers for fiscal 2011 as the BYP mine was acquired in January 2012 and commenced commercial production in fiscal 2012).

BYP
Year ended March 31, 2012
Cost of sales	$4,423
By-product lead and zinc sales	(152)
Total adjusted cost of sales	4,271
Divided by thousands of gold ounces sold	5.1
Total production cost per ounce of gold	$844

Total adjusted cost of sales	$4,271
Amortization and depletion	(1,871)
Total adjusted cash cost	2,400
Divided by thousands of gold ounces sold	5.1
Total cash cost per ounce of gold	$474

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

(vii)	Operation Review

The following table summarizes consolidated and each mine’s operational information for the year ended March 31, 2012:

Fiscal 2012		Year ended March 31, 2012
	Henan Luoning			Henan Songxian
	YING	HPG&LM	TLP	XBG	XHP	BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	12,365	182	52	-	-	-	12,599
Stockpiled Ore (tonne)	281,002	93,284	275,687	-	3,890	91,128	744,991
	293,367	93,466	275,739	-	3,890	91,128	757,590
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	12,365	182	52	-	-	-	12,599
Ore Milled (tonne)	282,332	93,214	278,949	11,667	-	83,760	749,922
	294,697	93,396	279,001	11,667	-	83,760	762,521

Mining cost per tonne of ore mined ($)	69.50	75.81	55.82	-	68.75	38.00	61.51
Cash mining cost per tonne of ore mined ($)	50.52	63.77	48.62	-	48.81	16.79	47.40
Non cash mining cost per tonne of ore mined ($)	18.98	12.04	7.20	-	19.95	21.21	14.11

Unit shipping costs($)	3.94	3.54	3.74	-	3.92	-	3.34

Milling cost per tonne of ore milled ($)	15.84	16.19	15.90	22.92	-	14.33	15.85
Cash milling cost per tonne of ore milled ($)	14.01	14.44	14.15	20.11	-	13.85	14.19
Non cash milling cost per tonne of ore milled ($)	1.83	1.75	1.75	2.81	-	0.48	1.66

Average Production Cost
Silver ($ per ounce)	4.80	9.79	13.00	6.17	-		7.14
Gold ($ per ounce)	197	416	-	377	-	854	323
Lead ($ per pound)	0.15	0.30	0.40	0.22	-		0.22
Zinc ($ per pound)	0.11	0.21	0.38	-	-		0.17

Total production cost per ounce of Silver ($)	(6.61)	2.44	6.38	(56.67)	-		(3.25)
Total cash cost per ounce of Silver ($)	(8.27)	0.67	3.59	(60.33)	-		(5.13)

Total production cost per ounce of Gold ($)						844	844
Total cash cost per ounce of Gold ($)						474	474

Total Recovery of the Run of Mine Ore
Silver (%)	94.0	91.6	89.6	50.0	-		92.9
Gold (%)						90.8	90.8
Lead (%)	97.5	93.6	91.3	80.6	-		96.0
Zinc (%)	67.8	60.0	70.6	-	-	56.2	68.0

Head Grades of Run of Mine Ore
Silver (gram/tonne)	440	227	147	35	-		287
Gold (gram/tonne)						2.4	2.4
Lead (%)	8.3	3.7	2.5	2.5	-		5.2
Zinc (%)	2.4	0.5	1.5	-	-	2.6	1.4

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,943	635	1,034	6	-		5,618
Gold (in thousands of ounce)	2.7	0.9	-	0.1	-	5.1	8.8
Lead (in thousands of pound)	52,216	7,004	13,140	444	-		72,804
Zinc (in thousands of pound)	10,834	591	2,075	-	-	249	13,749

Metal Sales
Silver (in thousands of $)	109,592	17,500	28,869	124	-		156,085
Gold (in thousands of $)	3,077	1,046	-	155	-	6,749	11,027
Lead (in thousands of $)	44,192	5,830	11,142	362	-		61,526
Zinc (in thousands of $)	7,135	353	1,684	-	-	152	9,324
	163,996	24,729	41,695	641	-	6,901	237,962
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	27.79	27.58	27.91	22.51	-		27.78
Gold ($ per ounce)	1,139	1,171	-	1,376	-	1,333	1,257
Lead ($ per pound)	0.85	0.83	0.85	0.81	-		0.85
Zinc ($ per pound)	0.66	0.60	0.81	-	-	0.61	0.68

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

The following table summarizes consolidated and each mine’s operational information for the year ended March 31, 2011:

Fiscal 2011		Year ended March 31, 2011
		Henan Luoning
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	12,711	219	12	12,942
Stockpiled Ore (tonne)	303,811	73,171	202,406	579,388
	316,522	73,390	202,418	592,330
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	12,711	219	12	12,942
Ore Milled (tonne)	304,766	74,259	204,768	583,793
	317,477	74,478	204,780	596,735
Mining cost per tonne of ore mined ($)	59.14	63.98	39.89	53.16
Cash mining cost per tonne of ore mined ($)	46.05	55.67	35.68	43.70
Non cash mining cost per tonne of ore mined ($)	13.09	8.31	4.21	9.46

Unit shipping costs($)	3.64	3.40	3.30	3.49

Milling cost per tonne of ore milled ($)	14.13	13.72	14.37	14.16
Cash milling cost per tonne of ore milled ($)	12.40	12.24	12.64	12.46
Non cash milling cost per tonne of ore milled ($)	1.73	1.48	1.73	1.70

Average Production Cost
Silver ($ per ounce)	3.31	8.16	9.75	4.53
Gold ($ per ounce)	165	404	440	228
Lead ($ per pound)	0.15	0.35	0.44	0.21
Zinc ($ per pound)	0.12	0.26	0.36	0.17

Total production cost per ounce of Silver ($)	(7.20)	(1.59)	2.52	(5.58)
Total cash cost per ounce of Silver ($)	(8.30)	(3.16)	0.70	(6.80)

Total Recovery of the Run of Mine Ore
Silver (%)	92.4	91.3	86.3	91.6
Lead (%)	96.5	94.5	89.5	95.3
Zinc ( %)	69.8	59.0	70.5	69.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	470	185	122	316
Lead (%)	8.1	4.1	2.5	5.7
Zinc (%)	2.8	0.6	0.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	4,249	391	660	5,300
Gold (in thousands of ounce)	1.8	1.2	0.2	3.2
Lead (in thousands of pound)	52,937	6,247	9,827	69,011
Zinc (in thousands of pound)	13,369	544	2,430	16,343

Metal Sales
Silver ($)	76,094	7,463	12,277	95,834
Gold ($)	1,615	1,133	159	2,907
Lead ($)	44,218	5,183	8,222	57,623
Zinc ($)	8,982	334	1,647	10,963
	130,909	14,113	22,305	167,327
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.91	19.10	18.60	18.08
Gold ($ per ounce)	892	946	839	909
Lead ($ per pound)	0.84	0.83	0.84	0.83
Zinc ($ per pound)	0.67	0.62	0.68	0.67

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

(i)	Ying Mine (77.5%)

The Ying mine is located in Henan Province, China. Production from the Ying mine commenced on April 1, 2006. Since then, the Ying mine has become the Company’s primary focus and most profitable project.

In fiscal 2012, the total ore mined was 293,367 tonnes, of which 12,365 tonnes were direct smelting ore, a decrease of 7% compared to total ore production of 316,522 tonnes in fiscal 2011. The decrease was due to labour shortages which impacted our mining contractors at the Ying mine from July 2011 to November 2011. The Company has worked with its mining contractors to introduce new measures to maintain a stable mining labour force and it is also in the process of establishing our own mining crews to carry out mining operations at the Ying mine. As a result, the labour shortages were mostly resolved by the end of 2011, and the average daily mining production at the Ying mine was back to normal thereafter.

In fiscal 2012, silver head grade at the Ying mine was 440 g/t, compared to 470 g/t in fiscal 2011. Head grades for lead and zinc were 8.3% and 2.4%, respectively, comparable to head grades for lead and zinc of 8.1% and 2.8%, respectively, in fiscal 2011. Head grades were changing along with the mining sequence.

In fiscal 2012, the Ying mine produced 3.94 million ounces of silver, 52.2 million pounds of lead and 10.8 million pounds of zinc, a decrease of 7%, 1% and 19%, respectively, compared to 4.2 million ounces of silver, 52.9 million pounds of lead and 13.4 million pounds of zinc produced in fiscal 2011. The decrease was a result of lower ore production and lower head grades.

In fiscal 2012, total mining costs per tonne and cash mining costs per tonne were $69.50 (FY 2011 - $59.14) and $50.52 (FY 2011 - $46.05), respectively. The increase of cash mining costs was mainly due to (i) higher mining contractor costs as the mine paid approximately $1.80 per tonne more as compensation for increases in miners’ salary and benefits, (ii) higher labour costs of approximately $1.00 per tonne due to the Company’s own employees’ pay raises, and (iii) the impact of the US dollar deprecation versus the Chinese RMB of $2.40 per tonne, which was offset by a $1.10 per tonne decrease in mining preparation costs. The increase of non-cash mining costs was a result of higher assets base subject to depletion.

Including by-product credits, in fiscal 2012, Ying mine’s total and cash cost per ounce of silver were negative $6.61 and negative $8.27, respectively, compared to negative $7.20 and negative $8.30 in fiscal 2011. The increase in cost was mainly due to lower by-product credits from lower production and a higher production costs noted above.

In fiscal 2012, the Company completed 464 m of the development of a 5,200 m access ramp at the Ying mine, with dimensions of 4 m by 4.5 m, starting from the 580 m elevation and going down to zero metre elevation. The access ramp will provide access to the S7-1 vein in which resources were expanded by recent drilling, and provide access to future expected mining operations below zero metre elevation. The access ramp is expected to be completed in two and half years. Inclusive of this development work, in fiscal 2012, the Ying mine incurred $15.5 million in exploration and development expenditures (FY 2011 – $11.3 million).

In addition, the Company retained AMC Consultants of Vancouver to update new NI 43-101 reports for four mines of the Ying Mining District.

(ii)	HPG and LM Mines (80%)

The HPG and LM mines are located in Henan Province, China. Silvercorp acquired the HPG and LM mines in 2007.

In fiscal 2012, the total ore mined was 93,466 tonnes, of which 182 tonnes were direct smelting ore, an increase of 27% compared to total ore production of 73,390 tonnes in fiscal 2011.

In fiscal 2012, HPG and LM mines produced 635,000 ounces of silver, 7.0 million pounds of lead and 591,000 pounds of zinc, an increase of 62%, 12% and 9%, respectively, compared to 391,000 ounces of silver, 6.2 million pounds of lead and 544,000 pounds of zinc produced in fiscal 2011.

The increases are attributable to higher grades and higher ore production. In fiscal 2012, silver head grade increased to 227 g/t from 185 g/t a year ago. In addition, in fiscal 2012, ore processed increased by 25% to 93,396 tonnes from 74,478 tonnes a year ago.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

In fiscal 2012, total mining costs per tonne and cash mining costs per tonne were $75.81 (FY 2011 - $63.98) and $63.77 (FY 2011 - $55.67), respectively. The increase of cash mining costs was mainly due to (i) higher mining contractor costs as the mine paid approximately $4.20 per tonne more for raises in miners’ salary and benefits, (ii) higher labour costs of approximately $3.50 per tonne due to the increased number of employees and employee pay raises, and (iii) the impact of US dollar depreciation versus the Chinese RMB of $3.00 per tonne. The increase of non-cash mining costs was a result of a higher asset base subject to depletion.

In fiscal 2012, the Company completed 339 m of a 4,800 m access ramp with dimensions of 4 m by 4.5 m at the southwest corner of the TLP Mining Permit, adjacent to the LM Mining Permit, from about 980 m elevation to 500 m elevation. The access ramp will provide access to newly-discovered mineralized veins at the LM mine. Currently, the Company is producing approximately 60,000 tonnes per year from the LM mine. Once the access ramp is completed in two and half years, the mining capacity is expected to increase to approximately 200,000 tonnes per year.

In fiscal 2012, HPG and LM mines incurred $8.5 million (FY 2011 – $4.4 million) in exploration and development expenditures.

(iii)	TLP Mine (77.5%)

The TLP mine is located in Henan Province, China. Silvercorp acquired the TLP mine in 2007.

In fiscal 2012, the TLP mine produced 1.03 million ounces of silver, 13.1 million pounds of lead and 2.1 million pounds of zinc, an increase of 57%, 34% and a decrease of 15%, respectively compared to 660,000 ounces of silver, 9.8 million pounds of lead and 2.4 million pounds of zinc produced in fiscal 2011.

The increases are attributable to increased production as more ore was mined while mine development progressed. In fiscal 2012, the total ore mined was 275,739 tonnes, of which 52 tonnes were direct smelting ore, an increase of 36% compared to total ore production of 202,417 tonnes in fiscal 2011. In fiscal 2012, silver head grade improved to 147 g/t from 122 g/t a year ago.

In fiscal 2012, total mining costs per tonne and cash mining costs per tonne were $55.82 (FY 2011 - $39.89) and $48.62 (FY 2011 - $35.68), respectively. The increase was mainly due to (i) higher mining contractor costs as the mine paid $4.00 per tonne more for increases in miners’ salaries and benefits, (ii) higher labour costs of approximately $3.70 per tonne due to an increased number of employees and employee pay raises, and (iii) the impact of US dollar depreciation versus the Chinese RMB of $2.30 per tonne. The increase of non-cash mining costs was a result of a higher asset base subject to depletion.

In fiscal 2012, the Company incurred $4.7 million (FY 2011 - $3.9 million) in exploration and development expenditures.

(iv)	GC Project (95%)

The Company acquired the GC Project in 2008. In December 2010, the GC Project received its mining permit. Since then, the Company has been in the project development phase.

As of March 31, 2012, 717 m of the 2,210 m main access ramp, 42 m of the 618 m main shaft and 400 m of a water diversion tunnel were completed. In addition, GC Project also began to develop a new 3.7 m by 4 m, 4,500 m long exploration ramp.

The construction of a 1,600 t/d floatation mill capable of producing silver, lead, zinc, and pyrite floatation concentrates and an optional tin gravity concentrate is underway. Milling equipment was sourced and the final purchase contract was signed. In accordance with plans, the mill should be completed by July 2012 with an estimated cost of approximately RMB 100 million, or US$17 million. The Company is using the same mill contractor for GC as for the two mills at the Ying Mining District.

In fiscal 2012, the drilling program discovered four new high-grade silver, lead, zinc veins and a number of vein structures and isolated mineralized pockets, increasing the total number of mineralized veins at the GC property to 33 veins. The program also successfully extended the existing veins further to down dip and striking directions.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

On January 31, 2012, a NI 43-101 report prepared by AMC Consultants of Vancouver was released, establishing mineral reserves at GC for the first time. The NI 43-101 report did not include results from the current year’s surface drilling program.

In fiscal 2012, GC incurred approximately $5.9 million (FY 2011 - $0.7 million) in capital expenditures for mine development and exploration.

(v)	BYP Project (70%)

In January 2011, the Company completed the acquisition of a 70% equity interest in Xinshao Yunxiang Mining Co., Ltd., which owns a mining permit in the BYP Gold-Lead-Zinc mine in Hunan Province, China.

In fiscal 2012, the BYP mine mined 91,128 tonnes of ore, milled 83,760 tonnes, yielding 5,100 ounces of gold and 249,000 pounds of zinc. Total mining costs per tonne and cash mining costs per tonne were $38.00 and $16.79 respectively. Total and cash cost per ounce of gold was $843.60 and $473.93, respectively.

The Company will continue to utilize the existing 500 t/d floatation mill to mine and process gold mineralization. Construction of an 800 t/d backfill facility to fill up gold mineralization stopes is underway, which will cost approximately $1.5 million and will be completed in July 2012. In fiscal 2012, the Company also started to sink a 180 m deep, 3.5 m diameter shaft from 380 m to 200 m elevations. The shaft will mainly be utilized to mine the #3 gold mineralization body. The cost of the shaft is approximately $1.0 million and is expected to be completed in October 2012.

In fiscal 2012, the BYP mine incurred approximately $4.0 million in exploration and mine development.

(vi)	XBG Project (69.75%)

In August 2011, the Company completed the acquisition of 90% equity interest in Zhongxing Mining Co. Ltd. (“Zhongxing”) and Chuanxin Mining Co. Ltd. (“Chuanxin”) through its 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”). The main assets acquired are the XBG silver-gold-lead-zinc mine with a mining permit covering 26.36 square kilometres and the adjacent NTM gold exploration permit covering 2.54 square kilometres along with a 350 t/d floatation mill and the environmental permit to construct a 1,000 t/d floatation mill.

Exploration, mine development and small scale tunneling mining have been on-going since the mining permit was issued in November 2010. In fiscal 2012, the Company processed 11,667 tonnes of existing stockpile ore to yield 5,800 ounces of silver, 100 ounces of gold, and 444,000 pounds of lead.

The Company plans to commence a comprehensive exploration program that includes surface and underground mapping and sampling, and surface and underground diamond drilling to explore the existing veins and discover additional new veins, with a goal of defining a NI 43-101 compliant mineral resource.

In fiscal 2012, the XBG mine incurred approximately $0.8 million in exploration and mine development.

(vii)	XHP Project (77.5%)

In December 2011, the Company completed the acquisition of 100% equity interest in SX Gold Mining Company (“SX Gold”) through its 77.5% owned subsidiary, Henan Found. The main assets acquired are the XHP silver-gold-lead-zinc mine which includes a 14 square kilometres mining permit and a 500 t/d floatation/CIL mill.

Since acquisition, the XHP project mined 3,890 tonnes of ore, adding to the approximate 46,000 tonnes existing stockpiles. The Company is currently installing a second flotation circuit to enable the mill to generate a gold-silver-lead concentrate and a zinc concentrate. In fiscal 2012, the county government granted $1.6 million (RMB 10 million) in funding, relating to the mill upgrade, of which $0.6 million has been received.

The Company will also carry out an exploration program, including tunneling and surface and underground diamond drilling, with a goal of defining a NI 43-101 compliant mineral resource.

In fiscal 2012, the XHP mine incurred approximately $1.3 million in exploration and mine development.

(viii)	Silvertip Project (100%)

The Silvertip Project was acquired in February 2010. The Company is nearing completion of a Small Mine Permit application which will be submitted to the British Columbia Ministry of Energy and Mines.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

In fiscal 2012, the Company conducted a drill program. Drilling intersected high grade lower zone mineralization to the north of the Silver Creek zone and indicates that more detailed work may outline additional resources.

The Company has also retained Golder Associates Limited, who in January 2011 prepared an Economic Assessment on Silvertip to update the Silvertip NI 43-101 technical report. The report is expected within the next month.

In fiscal 2012, the Silvertip project incurred approximately $5.2 million in exploration expenditures (FY 2011 - $7.2 million).

5.	FISCAL YEAR 2012 FINANCIAL RESULTS

(a)	Selected Annual Information

	FY 2012	FY 2011	FY 2010[1]
Sales	$237,962	$167,327	$107,164
Gross profit	176,813	125,443	79,264
Expenses and foreign exchange	(34,811)	(24,994)	(17,944)
Other items	4,874	10,113	(875)
Net income attributable to the equity holders of the Company	73,838	67,655	38,547
Basic earnings (loss) per share	0.43	0.40	0.24
Diluted earnings (loss) per share	0.43	0.40	0.24
Cash dividend declared	15,584	13,428	12,136
Cash dividend declared per share (CAD)	0.09	0.08	0.08
Total assets	575,434	506,615	260,454
Total non-current liabilities	24,391	16,473	2,357

For the year ended March 31, 2012, the Company’s sales and net income improved significantly from a year ago. Such increases were mainly attributable to increased metal prices combined with improved metal production.

(b)	Financial Results – fiscal 2012 compared to fiscal 2011

Net income attributable to equity holders of the Company in fiscal 2012 was $73.8 million, or $0.43 per share, an increase of 9% over the net income of $67.7 million, or $0.40 per share, last year. Net income improved primarily due to higher realized selling prices, offset by increased taxes, cost of sales and higher general & administrative expenses.

Sales in fiscal 2012 were $238.0 million, an increase of 42% from $167.3 million last year. The increase was driven by higher realized metal prices combined with higher quantities of metals sold.

Cost of sales in fiscal 2012 was $61.1 million (FY 2011 - $41.9 million), including $48.7 million (FY 2011 - $35.5 million) cash costs and $12.5 million (FY 2011 - $6.4 million) depreciation, amortization and depletion charges. The cash portion of cost of sales increased corresponding with the production increase, as the ore mined increased by 28% over the year. The increase of depreciation, amortization and depletion charges was mainly due to higher assets base being subject to amortization, as well as increased metal production.

Gross profit margin in fiscal 2012 was 74.3%, comparable to 75.0% last year. The gross profit margin did not increase in line with metal prices, mainly due to the change in production mix compared to last year. We significantly increased production at the HPG, LM, TLP and BYP mines which have lower head grades relative to Ying. In fiscal 2012, 31% of the Company’s revenue was from the mines other than the Ying mine, compared with 22% in fiscal 2011.

_______________________________________________
[1] Financial results prepared in accordance with Canadian GAAP.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

General and administrative expenses, including stock based compensation expense of $3.1 million (FY 2011 -$2.2 million), were $27.1 million in fiscal 2012, representing an increase of $9.7 million compared to the expenses of $17.4 million incurred last year. The increase was mainly due to (i) the expenditures incurred in fighting the “Short and Distort” scheme of $3.9 million, (ii) higher salaries and bonuses of $8.3 million (FY 2011 - $6.1 million), and (iii) higher office operation expenses of $10.6 million (FY 2011- $7.1 million) as the Company actively manages operating mines and development projects in three different locations in China, compared to only one location last year.

General exploration and property investigation expenses in fiscal 2012 were $3.7 million which was $0.4 million more than the $3.3 million recorded last year.

Other taxes in fiscal 2012 were $4.4 million (FY 2011 - $1.5 million), which included a $3.3 million VAT surtax that has been levied since December 1, 2010. Other taxes also include land usage levy, stamp duty, and other miscellaneous levies, duties, and taxes imposed by the state and local Chinese government.

Foreign exchange gain in fiscal 2012 was $0.4 million (FY 2011 – loss $2.8 million). The foreign exchange gain was mainly driven by the weakening US dollar over Chinese RMB.

Loss on disposal of property and equipment in fiscal 2012 and 2011 were $0.3 million and $0.7 million, respectively.

Share of loss in an associate in fiscal 2012 was $0.2 million (FY 2011 - $6.7 million gain) represents the Company’s equity pickup in New Pacific Metals Corp. (“NUX”). The Company recorded on the statement of income its proportionate share of NUX’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of NUX.

Loss on investments in fiscal 2012 was $0.6 million, compared to $1.8 million gain last year. The Company has been acquiring, on open market or by participating in private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as held-for-trading securities. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Unrealized gains in held-for-trading securities, arising from changes in the fair value of the warrants are included in net income for the period in which they arise.

Finance income in fiscal 2012 was $3.5 million, representing an increase of $2 million compared to $1.5 million recorded last year. The increase was a result of higher cash balance being invested to higher yield short-term investments.

Finance costs in fiscal 2012 was $94, representing accretion on environmental rehabilitation, which was $71 lower than the accretion expenses of $165 recorded in last year because of lower effective rate that accretion being calculated from.

Income tax expenses in fiscal 2012 were $45.6 million, an increase of 119% or $24.8 million over the income tax expense of $20.8 million recorded in last year. The income tax expenses recorded in fiscal 2012 included current income tax expenses of $41.0 million (FY 2011 – $19.5 million) and deferred income taxes of $4.6 million (FY 2011 – $1.4 million). The increase of income tax expense was mainly due to higher taxable income throughout the year. As of March 31, 2012, the Company has non-capital losses available for tax purpose of $4.5 million in China and $43.2 million in Canada, which will expire in 2013 and 2032, respectively.

(c)	Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	Jun 30, 2011
Sales	$44,312	$61,876	$62,055	$69,719
Gross profit	29,983	43,550	47,620	55,660
Expenses and foreign exchange	(9,458)	(8,534)	(8,420)	(8,399)
Other items	1,188	3,641	488	(443)
Net income attributable to the equity	9,700	20,025	18,471	25,642

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

holders of the Company
Basic earnings per share	0.06	0.12	0.11	0.15
Diluted earnings per share	0.06	0.12	0.11	0.15
Cash dividend declared	4,271	4,194	3,500	3,619
Cash dividend declared per share (CAD)	0.025	0.025	0.02	0.02

	Mar 31, 2011	Dec 31, 2010	Sept 30, 2010	Jun 30, 2010
Sales	$42,422	$51,838	$36,338	$36,729
Gross profit	32,250	40,059	26,596	26,538
Expenses and foreign exchange	(8,725)	(5,591)	(5,560)	(5,118)
Other items	392	7,118	1,836	767
Net income attributable to the equity holders of the Company	12,019	29,081	12,434	14,121
Basic earnings per share	0.07	0.17	0.08	0.09
Diluted earnings per share	0.07	0.17	0.08	0.09
Cash dividend declared	3,600	3,511	3,207	3,109
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

(d)	Financial Results – Three months ended March 31, 2012 (“Q4 2012”)

Net income attributable to equity holders of the Company in Q4 2012 was $9.7 million, or $0.06 per share, a decrease of 19% compared to the net income of $12.0 million, or $0.07 per share in the three months ended March 31, 2011 (“Q4 2011”). In Q4 2012, the Company’s China operations were closed for 28 days as a result of the Chinese New Year Holiday.

Sales in Q4 2012 were $44.3 million, an increase of 4% from $42.4 million in the same quarter last year. The increase was driven by higher quantities of metals sold combined with higher silver prices.

Cost of sales in Q4 2012 was $14.3 million, compared to $10.2 million in Q4 2011. The cost of sales included $11.1 million (Q4 2011 - $8.6 million) cash costs and $3.2 million (Q4 2011 - $1.6 million) depreciation, amortization and depletion charges. The increase of cost of sales was mainly due to a 24% increase in ore production.

Other taxes for the quarter were $1.3 million, compared to $1.1 million in the same period last year. Included in other taxes, approximately $0.7 million (Q4 2011 - $0.6 million) was VAT surtax that has been levied since December 1, 2010.

Income tax expenses in Q4 2012 were $7.7 million, compared to $7.1 million in the same period last year. The income tax expenses recorded in Q4 2012 included current income tax expenses of $5.8 million (Q4 2011 – $6.1 million) and deferred income taxes of $1.9 million (Q4 2011 – $1.0 million).

Realized selling price is determined by Shanghai metal prices, less smelter charges and recovery, and 17% value added taxes (“VAT”) (VAT is exempt for gold). The following is a reconciliation of the Company’s realized selling prices to Shanghai metal prices for respective quarters, with a comparison of London Metal Exchange (“LME”) prices:

For Q4 2012	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q4 2012	Q4 2011	Q4 2012	Q4 2011	Q4 2012	Q4 2011	Q4 2012	Q4 2011
Realized selling prices	$25.37	$24.72	$1,269	$974	$0.84	$0.91	$0.67	$0.75
Add back: Value added taxes	4.31	4.20	-	-	0.14	0.15	0.11	0.13
Add back: Smelter charges and recovery	3.60	3.55	431	425	0.15	0.14	0.32	0.39
Shanghai metal prices	$33.28	$32.47	$1,700	$1,399	$1.13	$1.20	$1.10	$1.27
LME	$32.63	$31.86	$1,691	$1,387	$0.95	$1.18	$0.92	$1.08

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

6.	LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents and short term investments at March 31, 2012 was $154.5 million, compared to $206.3 million as at March 31, 2011.

Working capital at March 31, 2012 was $140.1 million, compared to $177.7 million at March 31, 2011.

Cash flows provided by operating activities, excluding non-cash working capital, was $123.8 million, or $0.72 per share, an increase of 34% compared to $92.2 million last year. The increase in cash flows from operations resulted from improved operating earnings due to higher commodity prices and higher metal production. The $10.5 million decrease from changes in non-cash capital includes $9.5 million (RMB 60 million) of Chinese domestic Letters of Credits (“LC”), issued by the China Construction Bank. The Company is earning over 6% per annum interest on these LC instruments.

Cash flows used in investing activities in fiscal 2012 was $90.9 million, compared to $103.5 million in fiscal 2011. In fiscal 2012, acquisitions of Zhongxing/Chuanxin and SX Gold were completed with a total of $34.3 million spent. The Company also incurred $66.8 million in mine development and mill construction. In fiscal 2011, the Company acquired Yunxiang for $23.4 million and incurred $35.0 million in mine development and mill construction.

Cash flows used in financing activities were $61.3 million in fiscal 2012, $35.4 million of which was used to repurchase the Company’s shares under normal course issuer bid, $13.8 million was distributed to a non-controlling interest holder, and $14.9 million was paid out as dividends to the Company’s shareholders. In fiscal 2011, cash flows provided by financial activities was $90.8 million, $115.8 million of which was from equity financing and option exercises, $10.6 million was paid to a non-controlling interest holder, and $13.1 million was paid out as dividends to the Company’s shareholders.

Contractual Obligations not disclosed elsewhere in this MD&A are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	6,022	543	2,217	3,262
Commitments	8,702	2,284	-	6,418
Environmental rehabilitation provision [1]	5,340	-	-	5,340

1Amount represents total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision

As of March 31, 2012, the Company has two office rental agreements totaling $6,022 for the next eleven years and commitments of $8,702 related to the GC property.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favorable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. Management believes that the capital at March 31, 2012, together with future cash flows from operations, is sufficient to support our planned and foreseeable commitments.

7.	FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of April 1, 2010, March 31, 2011 and March 31, 2012, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$109,960	$-	$-	$109,960
Short term investments	44,551	-	-	44,551
Common shares of publicly traded companies	11,890	-	-	11,890
Warrants	-	-	2,292	2,292

Fair value of the other financial instruments excluding from the table above approximate to their carrying amounts as of April 1, 2010, March 31, 2011 and March 31, 2012, respectively.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2012	March 31, 2011	April 1, 2010
		Within a year
Accounts payable and accrued liabilities	$23,590	$12,770	$7,504
Dividends payable	4,271	3,600	3,238
Due to a related party	-	3,447	-
Bank loan	-	-	1,465
	$27,861	$19,817	$12,207

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the USD until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

	March 31, 2012	March 31, 2011	April 1, 2010
Financial assets denominated in U.S. Dollars	$18,510	$77,968	$29,808
Financial assets denominated in Chinese RMB	$33,542	$-	$-

Financial liabilities denominated in U.S. Dollars	$-	$-	$5

As at March 31, 2012, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.3 million.

As at March 31, 2012, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2012.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2012 is considered to be immaterial.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2012, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1.2 million.

8.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

9.	TRANSACTIONS WITH RELATED PARTIES

Related party transactions not disclosed elsewhere in the MD&A are as follows:

Due from related parties	March 31, 2012	March 31, 2011	April 1, 2010
NUX (a)	$95	$203	$138
Henan Non-ferrous Geology Bureau (b)	17	-	-
Z.X. Zhu (e)	567	-	-
	$679	$203	$138

Due to a related party	March 31, 2012	March 31, 2011	April 1, 2010
Z.X. Zhu (e)	$-	$3,447	$-

(a)	According to a services and administrative costs reallocation agreement between the Company and NUX,

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2012, the Company recovered $598 (for the year ended March 31, 2011 -$414) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2012, Henan Found extended loans of $9,089 (RMB¥ 58,000,000) to Henan Geology Bureau. The loans have a term of six months from the date of cash advance and bear a prime interest rate set by The People’s Bank of China. As of March 31, 2012, the loans plus interest were fully repaid by Henan Geology Bureau.

During the year ended March 31, 2012, Henan Found declared and paid dividends of $13,804 (RMB¥ 86,872,500) to Henan Geology Bureau (for the year ended March 31, 2011 - $10,582).

(c)

During the year ended March 31, 2012, the Company paid $364 (for the year ended March 31, 2011 - $246) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)

During year ended March 31, 2012, the Company paid $467 (for the year ended March 31, 2011 - $419) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)

Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. During the year ended March 31, 2012, the Company paid Z.X. Zhu $3,871 related to the liabilities assumed in connection with the acquisition of Yunxiang.

(f)

The Company rents an office space (6,700 square feet) in Beijing from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During the year ended March 31, 2012, total rents were $140 (for the year ended March 31, 2011 - $29).

The balances with related parties are unsecured, non-interest bearing, and due on demand.

(g)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the years ended March 31, 2012 and 2011 were as follows:

	Years ended March 31,
	2012	2011
Directors' fees	$464	$160
Salaries for key management personnel	2,660	1,766
Stock-based compensation	3,692	2,746
	$6,816	$4,672

Salaries of key management personnel include consulting and management fees disclosed in (c) & (d) above. Stock-based compensation expenses were measured at grant date fair value.

10.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements.

(i)	Ore reserve and mineral resource estimates

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:
-Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;
-Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and
-Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:
-The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;
-Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and
-The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	FUTURE ACCOUNTING CHANGES

(a)	Accounting standards effective January 1, 2012:

IFRS 7 – Financial Instruments: Disclosures amendment issued by the IASB in October 2010 improves the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IAS 12 – Income Taxes amendment issued by the IASB in December 2010 provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

(b)	Accounting standards effective January 1, 2013:

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on the consolidated financial statements.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company does not anticipate the application of IFRS 11 and IAS 28 to have a significant impact on the consolidated financial statements.

IFRS 13 – Fair Value Measurement defines fair value and sets out a single framework for measuring fair value which is application to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires valuation technique used should maximize the use of relevant observable inputs and minimize unobservable inputs. Those inputs should be consistent with the inputs a market participant would use when pricing the asset or liability. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the application of this standard to have a significant impact on the consolidated financial statements.

(c)	Accounting standards effective January 1, 2015:

IFRS 9 – Financial Instruments is intended to replace IAS 39 – Financial Instruments: Recognition and Measurement in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principle-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to the delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. The Company is currently evaluating the impact the final standard is expected to have on the consolidated financial statements.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

(d)	International Financial Reporting Standards (IFRS)

The Company adopted IFRS effective April 1, 2011 with a transition date of April 1, 2010. This section explains the principal adjustments made by the Company in restating its previous Canadian GAAP consolidated balance sheet as at April 1, 2010 and its previously published Canadian GAAP consolidated financial statements for the year ended March 31, 2011.

First-time adoption exemptions applied

In preparing the audited consolidated financial statements in accordance with IFRS 1 - First-time Adoption of IFRS (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)

Business combinations – we have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 - Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

(ii)

Cumulative translation differences – we have elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income, to zero as at the transition date, and absorbed the balance to retained earnings.

(iii)

Fair value as deemed cost – a first-time adopter of IFRS is allowed to elect a previous GAAP revaluation of an item of property, plant and equipment at, or before, the transition date to IFRS as deemed cost at the date of the revaluation, if the revaluation was at the date of the revaluation, broadly comparable to fair value. The Company had previously revalued certain mineral rights and properties as a result of a Canadian GAAP impairment on December 31, 2008 and has elected these revalued amounts, which is $nil, as their deemed cost as at the transition date. The fair value was $nil.

(iv)

Share-based payment – we have elected to not apply IFRS 2 - Share-based Payment to equity instruments granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.

Summary of IFRS conversion impact

The following is a summary of the impact of IFRS conversion on the Company. For full details on the IFRS conversion, please refer to Note 28 of the audited consolidated financial statements.

Consolidated balance sheets as of March 31, 2011 and April 1, 2010:

	As at March 31, 2011			As at April 1, 2010
		Effect of			Effect of
	Canadian	Transition to		Canadian	Transition to
	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
Total Assets	$513,515	$(6,900)	$506,615	$279,454	$(19,000)	$260,454
Total Liabilities	70,230	(17,292)	52,938	42,726	(19,475)	23,251
Non-controlling interest	34,333	18,727	53,060	21,738	6,988	28,726
Total Shareholders' Equity	408,952	44,725	453,677	214,990	22,213	237,203
Total Liabilities and Shareholders' Equity	$513,515	$(6,900)	$506,615	$279,454	$(19,000)	$260,454

Consolidated statements of income for the year ended March 31, 2011:

	Year ended March 31, 2011
	Canadian GAAP	Effect of Transition to IFRS	IFRS
Net income	$68,849	$20,868	$89,717
Attributable to:
Equity holders of the Company	$68,849	$(1,194)	67,655
Non-controlling interests	-	22,062	22,062
	$68,849	$20,868	$89,717

Transitional adjustments are made according to the following notes:

(i)	Foreign exchange impact on translation

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

With the adoption of IFRS, the Company’s Chinese subsidiaries changed their functional currency from the CAD to the RMB. Such change resulted in a foreign exchange difference between the two accounting standards on certain non-monetary assets and non-controlling interest. These assets were previously translated from RMB to CAD by using historical rates and then translated from CAD to USD by using period end rates under Canadian GAAP. However under IFRS, they are translated from RMB to USD directly by using period end rates.

(ii)	Acquisition cost of GC property

At the time when the Company acquired its GC property, deferred income tax liabilities arising from acquisition premiums were recognized under the Canadian GAAP with the related assets capitalized to mineral rights and properties. However, IFRS does not allow the recognition of such deferred income tax liabilities.

(iii)	Non-controlling interests’ portion of reserves

IAS 1, Presentation of Financial Statements requires the Company subsidiaries’ non-controlling shareholders to pick up their portion of the reserve funds.

(iv)	Cumulative translation difference

The Company has elected to eliminate its cumulative translation difference that existed at the date of transition to IFRS.

(v)	Stock-based compensation

Under Canadian GAAP, forfeitures of grants were recognized as they occur. Under IFRS, forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

(vi)	Henan Huawei 10% share acquisition adjustment

The acquisition of an additional 10% interest in Henan Huawei was accounted for as a business combination under Canadian GAAP. As the transaction did not result in a change of control in the Company’s ownership interest in Henan Huawei, under IFRS, the transaction is accounted for as an equity transaction. As a result, the carrying amount of the controlling and non-controlling interests is adjusted to reflect the changes in the relative interests in Huawei.

(vii)	Non-controlling interests

Canadian GAAP does not allow the debit balance of non-controlling interests, while IFRS requires picking up of the non-controlling interests’ share of changes in equity since the date of transition, even if the resulting non-controlling interest balance becomes debit. As a result, the non-controlling interests of the Company’s subsidiaries, Huawei and Qinghai Found have been adjusted to reflect their portion of the changes in equity since the date of transition.

(viii)	Reclassification of financial statement items

Current portion of deferred income tax assets (liabilities) under Canadian GAAP were reclassified to long term under IFRS. Non-controlling interests presented as a mezzanine item under Canadian GAAP were reclassified to equity under IFRS. The presentation with respect to income attributable to the shareholders and income attributable to the non-controlling interests were presented in accordance with IFRS.

(ix)	Dilution gain and share of income from an associate, NUX

Adjustments to equity income and dilution gain were made due to changes of financial results of NUX as a result of NUX adopting IFRS.

(x)	Environmental rehabilitation

IFRS requires the Company to revisit the environmental rehabilitation at every balance sheet date using the most current market information, such as the discount rate used to calculate future cash flows. This was not required under Canadian GAAP. The Company will revaluate the environmental rehabilitation based on discount rate changes on an annual basis.

(xi)	Acquisition of Xinshao Yunxiang Mining Co. Ltd.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

The acquisition of Yunxiang was accounted for as a business combination under Canadian GAAP using the purchase method. Under such method, the non-controlling interest is recorded at its proportionate share of the carrying value of the net assets acquired. The acquisition-related costs are included as part of the purchase consideration. Under IFRS, the acquisition is accounted for as a business combination using the acquisition method. The full fair value of the identifiable assets and liabilities acquired is recorded. The non-controlling interest is recorded at its proportionate share of the fair value of net identifiable assets acquired and the acquisition-related costs are expensed in the period.

12.	OTHER MD&A REQUIREMENTS

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2012.

13.	OUTSTANDING SHARE DATA

As at the date of this report, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,689,058 common shares with a recorded value of $232.7 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this report, the outstanding options are comprised of the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
15,000	6.95	October 1, 2012
15,200	9.05	January 16, 2013
25,000	7.54	May 13, 2013
202,500	5.99	July 1, 2013
60,000	3.05	October 1, 2013
609,001	2.65	April 19, 2014
385,500	7.00	January 5, 2015
193,250	7.40	April 20, 2015
368,437	8.23	October 3, 2015
242,281	12.16	January 4, 2016
213,000	14.96	April 7, 2016
293,500	9.20	June 4, 2016
335,500	7.27	November 24, 2016
495,500	6.69	March 5, 2017
3,453,669

(c)	Warrants

As at the date of this report, the outstanding warrants are comprised of the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$ 6.76	30-Jul-2015

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

14.	RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk. These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2012. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

15.	DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at March 31, 2012, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

On August 31, 2011, the Company, through its 77.5% owned subsidiary Henan Found Mining Co. Ltd., acquired 90% equity interest in Zhongxing and Chuanxin. As permitted by applicable rules of certification, we excluded solely to the extent it overlaps with internal control, Zhongxing and Chuanxin’s operations from our annual assessment of disclosure controls and procedures for the year ended March 31, 2012.

On December 2, 2011, the Company, through its 77.5% owned subsidiary Henan Found Mining Co. Ltd., acquired 100% equity interest in SX Gold. As permitted by applicable rules of certification, we excluded solely to the extent it overlaps with internal control, SX Gold’s operations from our annual assessment of disclosure controls and procedures for the year ended March 31, 2012.

16.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

On August 31, 2011, the Company, through its 77.5% owned subsidiary Henan Found Mining Co. Ltd., acquired 90% equity interest in Zhongxing and Chuanxin. As permitted by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions, management excluded Zhongxing and Chuanxin in its annual assessment of internal control over financial reporting for the year ended March 31, 2012. The operations of Zhongxing and Chuanxin represented 3.2% of the Company’s total assets, 3% of the Company’s net assets, 0.3% of the Company’s

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

sales and 0.2% of the Company’s net income attributable to equity holders of the Company on the consolidated financial statements as of and for the year ended March 31, 2012.

On December 2, 2011, the Company, through its 77.5% owned subsidiary Henan Found Mining Co. Ltd., acquired 100% equity interest in SX Gold. As permitted by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions, management excluded SX Gold in its annual assessment of internal control over financial reporting for the year ended March 31, 2012. The operation of SX Gold represented 4.7% of the Company’s total assets, 4.8% of the Company’s net assets, 0% of the Company’s sales and -1% of the Company’s net income attributable to equity holders of the Company on the consolidated financial statement as of and for the year ended March 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as at March 31, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

17.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Company’s internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

18.	DIRECTORS AND OFFICERS

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO

Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO

Yikang Liu, Director	Maria Tang, Chief Financial Officer

Earl Drake, Director	Lorne Waldman, Corporate Secretary

Paul Simpson, Director	Shaoyang Shen, Vice President, China Operations

Robert Gayton, Director

David Kong, Director

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

FORWARD LOOKING STATEMENTS

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated production from the Company’s mines in the Ying Mining District; and;

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  First Nations title claims and rights;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 26

Exhibit 99.3

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(Expressed in thousands of US dollars, unless otherwise stated)

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of Silvercorp Metals Inc. (the “Company”).

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

(Signed) Rui Feng

Rui Feng

Chairman and Chief Executive Officer
Vancouver, Canada
May 16, 2012

Management's Report on Internal Control over Financial Reporting

Management of Silvercorp Metals Inc. (the “Company”) is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal year 2012. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2012 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

On August 31, 2011, the Company, through its 77.5% owned subsidiary Henan Found Mining Co. Ltd., acquired 90% equity interest in Zhongxing Mining Co,. Ltd. (“Zhongxing”) and Chuanxin Mining Co., Ltd. (“Chuanxin”). As permitted by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions, management excluded Zhongxing and Chuanxin in its annual assessment of internal control over financial reporting for the year ended March 31, 2012. The operations of Zhongxing and Chuanxin represented 3.2% of the Company’s total assets, 3% of the Company’s net assets, 0.3% of the Company’s sales and 0.2% of the Company’s net income attributable to equity holders of the Company on the consolidated financial statements as of and for the year ended March 31, 2012.

On December 2, 2011, the Company, through its 77.5% owned subsidiary Henan Found Mining Co. Ltd., acquired 100% equity interest in Songxian Gold Mining Co., Ltd. (“SX Gold”). As permitted by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions, management excluded SX Gold in its annual assessment of internal control over financial reporting for the year ended March 31, 2012. The operation of SX Gold represented 4.7% of the Company’s total assets, 4.8% of the Company’s net assets, 0% of the Company’s sales and -1% of the Company’s net income attributable to equity holders of the Company on the consolidated financial statement as of and for the year ended March 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as at March 31, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

(Signed) Rui Feng

Rui Feng

Chairman and Chief Executive Officer
Vancouver, Canada
May 16, 2012

SILVERCORP METALS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Notes	March 31, 2012	March 31, 2011	April 1, 2010
ASSETS			(Note 28)	(Note 28)
Current Assets
Cash and cash equivalents	27	$109,960	$147,224	$50,618
Short-term investments	5	44,551	59,037	43,773
Accounts receivable	6	12,904	1,051	510
Inventories	7	7,006	3,895	3,175
Due from related parties	17	679	203	138
Prepaids and deposits		5,210	2,743	1,964
		180,310	214,153	100,178

Non-current Assets
Long term prepaids and deposits		6,015	893	583
Investment in an associate	8	15,872	15,822	6,103
Other investments	9	45,757	46,286	9,003
Plant and equipment	10	68,788	36,516	29,011
Mineral rights and properties	11	258,521	191,799	114,261
Deferred income tax assets	22	171	1,146	1,315
TOTAL ASSETS		$575,434	$506,615	$260,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$23,590	$12,770	$7,504
Deposits received		7,268	13,278	6,737
Bank loan		-	-	1,465
Current portion of environmental rehabilitation	12	-	323	292
Dividends payable		4,271	3,600	3,238
Income tax payable		5,082	3,047	1,658
Due to a related party	17	-	3,447	-
		40,211	36,465	20,894
Non-current Liabilities
Deferred income tax liabilities	22	19,991	13,564	-
Environmental rehabilitation	12	4,400	2,909	2,357
Total Liabilities		64,602	52,938	23,251

Equity
Share capital		232,678	266,081	145,722
Contributed surplus		5,552	3,131	4,620
Reserves	14	24,717	24,717	24,717
Accumulated other comprehensive income	15	25,285	19,362	319
Retained earnings		145,580	87,326	33,099
Total equity attributable to the equity holders of the Company		433,812	400,617	208,477

Non-controlling interests	16	77,020	53,060	28,726
Total Equity		510,832	453,677	237,203

TOTAL LIABILITIES AND EQUITY		$575,434	$506,615	$260,454
Commitments	26

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

		Years Ended March 31,
	Notes	2012	2011
			(Note 28)
Sales		$237,962	$167,327
Cost of sales	18	61,149	41,884
Gross profit		176,813	125,443

General and administrative	19	27,124	17,395
General exploration and property investigation		3,699	3,319
Other taxes	20	4,394	1,478
Foreign exchange loss (gain)		(406)	2,803
Loss on disposal of plant and equipment		268	677
Gain on disposal of mineral rights and properties		-	(537)
Income from operations		141,734	100,308

Share of gain (loss) in an associate	8	(182)	6,743
Gain (loss) on investments		(567)	1,788
Other income		2,457	511
Income before finance items and income taxes		143,442	109,350

Finance income	21	3,528	1,461
Finance costs	12,21	(94)	(251)
Income before income taxes		146,876	110,560

Income tax expense	22	45,648	20,843
Net income		$101,228	$89,717

Attributable to:
Equity holders of the Company		$73,838	$67,655
Non-controlling interests	16	27,390	22,062
		$101,228	$89,717

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	13(g)	$0.43	$0.40
Diluted earnings per share	13(g)	$0.43	$0.40
Weighted Average Number of Shares Outstanding - Basic		172,487,486	167,806,101
Weighted Average Number of Shares Outstanding - Diluted		173,214,711	169,192,836

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Years Ended March 31,
	2012	2011

Net income	$101,228	$89,717
Other comprehensive income, net of taxes:
Unrealized gain (loss) on available-for-sale securities, net of tax	(599)	4,431
Currency translation adjustment, net of tax	9,288	16,299
Other comprehensive income, net of taxes	8,689	20,730
Comprehensive income, net of taxes	$109,917	$110,447

Attributable to:
Equity holders of the Company	$79,761	$86,698
Non-controlling interests	30,156	$23,749
	$109,917	$110,447

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

		Year Ended March 31,
	Notes	2012	2011
Cash provided by (used in)
Operating activities
Net income		$101,228	$89,717
Add (deduct) items not affecting cash:
Accretion of environmental rehabilitation		94	164
Depreciation, amortization and depletion		13,704	7,081
Share of loss (gain) in an associate		182	(6,743)
Deferred income tax expense		4,646	1,359
Loss (gain) on investments		567	(1,788)
Loss on disposal of plant and equipment		268	677
Gain on disposal of mineral rights and properties		-	(537)
Stock-based compensation		3,094	2,291
Changes in non-cash operating working capital	27	(10,505)	11,812
Net cash provided by operating activities		113,278	104,033

Investing activities
Mineral rights and properties
Capital expenditures		(43,426)	(25,561)
Proceeds on disposals		-	537
Plant and equipment
Additions		(23,385)	(9,477)
Proceeds on disposals		113	1
Other investments
Acquisition		(1,964)	(32,823)
Proceeds on disposals		-	1,457
Reclamation expenditures		(47)	-
Net redemptions (purchases) of short-term investments		15,993	(13,503)
Acquisition of Yunxiang (net of cash acquired, $nil)		-	(23,388)
Acquisition of Zhongxing/Chuanxin (net of cash acquired, $20)		(12,005)	-
Acquisition of SX Gold (net of cash acquired, $554)		(22,320)	-
Prepayments to acquire mineral property, plant and equipment		(3,847)	(770)
Net cash used in investing activities		(90,888)	(103,527)

Financing activities
Net repayment from (advance to) related parties		(4,075)	167
Bank loan
Repayments		-	(1,473)
Non-controlling interests
Contribution	16	5,519	-
Distribution	16	(13,804)	(10,582)
Cash dividends distributed		(14,891)	(13,113)
Share capital
Proceeds from issuance of common shares		1,304	115,818
Normal course issuer bid	13(d)	(35,380)	-
Net cash provided by (used in) financing activities		(61,327)	90,817

Effect of exchange rate changes on cash and cash equivalents		1,673	5,283

Increase (decrease) in cash and cash equivalents		(37,264)	96,606

Cash and cash equivalents, beginning of the year		147,224	50,618

Cash and cash equivalents, end of the year		$109,960	$147,224

Supplementary cash flow information	27

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
						Accumulated		Total equity
						other		attributable to the	Non-
		Number of		Contributed		comprehensive	Retained	equity holders of	controlling
	Notes	shares	Amount	surplus	Reserves	income (loss)	earnings	the Company	interests	Total equity
Balance, April 1, 2010		164,430,417	$145,722	$4,620	$24,717	$319	$33,099	$208,477	$28,726	$237,203
Options exercised		1,081,376	8,449	(2,963)	-	-	-	5,486	-	5,486
Shares issued for 10% interest of Henan Huawei		163,916	1,127	(998)	-	-	-	129	(129)	-
Shares issued for property		50,000	343	-	-	-	-	343	-	343
Warrants issued for property		-	-	181	-	-	-	181	-	181
Financing		9,200,000	116,840	-	-	-	-	116,840	-	116,840
Share issuance costs		-	(6,400)	-	-	-	-	(6,400)	-	(6,400)
Stock-based compensation		-	-	2,291	-	-	-	2,291	-	2,291
Unrealized gain on available-for-sale securities, net of taxes		-	-	-	-	4,431	-	4,431	-	4,431
Cash dividends		-	-	-	-	-	(13,428)	(13,428)	-	(13,428)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(10,582)	(10,582)
Acquisition of Yunxiang		-	-	-	-	-	-	-	11,296	11,296
Net income		-	-	-	-	-	67,655	67,655	22,062	89,717
Currency translation adjustment		-	-	-	-	14,612	-	14,612	1,687	16,299
Balance, March 31, 2011		174,925,709	$266,081	$3,131	$24,717	$19,362	$87,326	$400,617	$53,060	$453,677
Options exercised		224,277	1,977	(673)	-	-	-	1,304	-	1,304
Stock-based compensation		-	-	3,094	-	-	-	3,094	-	3,094
Normal course issuer bid	13(d)	(4,468,012)	(35,275)	-	-	-	-	(35,275)	-	(35,275)
Transaction cost	13(d)	-	(105)	-	-	-	-	(105)	-	(105)
Unrealized loss on available-for-sale securities, net of taxes		-	-	-	-	(599)	-	(599)	-	(599)
Cash dividends	13(c)	-	-	-	-	-	(15,584)	(15,584)	-	(15,584)
Acquisition of Zhongxing/Chuanxin	4(b)	-	-	-	-	-	-	-	1,336	1,336
Acquisition of SX Gold	4(a)	-	-	-	-	-	-	-	753	753
Contribution from non-controlling interests	16	-	-	-	-	-	-	-	5,519	5,519
Distribution to non-controlling interests	16	-	-	-	-	-	-	-	(13,804)	(13,804)
Net income		-	-	-	-	-	73,838	73,838	27,390	101,228
Currency translation adjustment		-	-	-	-	6,522	-	6,522	2,766	9,288
Balance, March 31, 2012		170,681,974	$232,678	$5,552	$24,717	$25,285	$145,580	$433,812	$77,020	$510,832

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines are in China, with current exploration and development projects in China and Canada.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The consolidated financial statements of the Company as at and for the year ended March 31, 2012 were authorized for issue in accordance with a resolution of the Board of Directors dated on May 16, 2012.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)          Statement of Compliance

These consolidated financial statements represent the Company’s first annual consolidated financial statements that have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”) and Interpretation of the IFRS Interpretation Committee (“IFRIC”) issued by the International Accounting Standards Board (“IASB”).

The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of April 1, 2010. Prior to the adoption of IFRS, the Company’s financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s accounting policies under IFRS have been consistently applied to these annual consolidated financial statements for the year ended March 31, 2012, the comparative information for the year ended March 31, 2011 and the transition date opening balance sheet as at April 1, 2010. The disclosures of the elected transition exemptions, reconciliations and explanation of accounting policies compared to Canadian GAAP have been provided in Note 28 to these financial statements.

The policies applied in these consolidated financial statements are based on IFRS issued and effective as at the date the Board of Directors approved these financial statements for issue. Any subsequent changes to IFRS could result in a restatement of these financial statements, including the transition adjustments recognized on conversion to IFRS.

(b)          Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries, see Note 3 (a) for the details of the Company’s subsidiaries.

Subsidiaries are fully consolidated from the date on which the Company obtains control. For non-wholly-owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income (loss) for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Balances and transactions between the Company and its subsidiaries are eliminated on consolidation.

(c)          Investments in Associates

An associate is an entity over which the Company has significant influence, and is not a subsidiary or joint venture. Significant influence is presumed to exist when the Company has power to be actively involved and influential in financial and operating policy decisions of the associate.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company’s share of comprehensive income or losses of associates are recognized in comprehensive income during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period it occurs.

(d)          Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts hold by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(e)          Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The consolidated financial statements are presented in U.S. dollars (“USD”) as it is the most prominent presentation currency used amongst peers in the industry as well as the markets where the Company’s shares are listed. The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

  assets and liabilities are translated using exchange rates prevailing at the balance sheet date;

  income and expenses are translated using average exchange rates prevailing during the period; and

  all resulting exchange gains and losses are included in other comprehensive income.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold and exchange differences arise, such differences are recognized in the statement of income as part of the gain or loss on sale.

(f)          Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally satisfied when the title is passed to the customer. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets. Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotation period, typically ranging from ten to fifteen days around shipment date.

(g)          Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(h)          Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and commercial paper with original terms of three months or more, but less than one year.

(i)          Inventories

Inventories include metals contained in concentrates, direct smelting ore, stockpile ore and operating materials and supplies. The classification of metals inventory is determined by the stage at which the ore is in the production process. Mined materials that do not contain a minimum quantity of metal needed to compensate the estimated processing expenses for recovery of the contained metal, are not classified as inventory and are assigned no value.

Direct smelting ore and stockpiled ore are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost,

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

(j)          Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and applicable impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Building	20 years
Office equipment and furniture	5 years
Machinery and equipment	5-10 years
Motor vehicle	5 years
Land use right	50 years
Leasehold improvement	5 years

Subsequent costs that meet the asset recognition criteria are capitalized while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are not depreciated until they are completed and available for use.

(k)          Mineral Rights and Properties

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized. Upon determination that a mineral property can be economically developed, which occurs at the earlier of: completion of positive economic analysis of the mineral deposit by establishing proven and probable reserves; or obtaining a mining permit, the subsequent development costs incurred such as to further delineate the ore body and costs incurred during production to increase output by providing access to additional sources of mineral resources, are also capitalized.

Upon commencement of commercial production, mineral rights and properties and capitalized expenditures are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(l)          Impairment of Long-lived Assets

Long-lived assets, including mineral rights and properties, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral rights and properties and processing facilities, the recoverable amount is estimated as the discounted future net cash flows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

Impairment losses are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(m)          Environmental Rehabilitation Provision

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time when environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements.

Closure and decommissioning provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Mineral Rights and Properties and depleted accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved. The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate.

The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

(n)          Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which they are incurred. The Company capitalizes borrowing costs for all eligible assets where construction commenced on or after April 1, 2010.

(o)          Share-based Payments

The Company recognizes stock-based compensation expense for all stock options awarded to employees, officers, directors, and consultants using the fair value method. The fair value of the stock options at the date of grant is expensed over the vesting periods of the stock options with a corresponding increase to equity. The fair value of options granted to employees, officers, and directors is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Forfeitures are accounted for using estimates based on historical actual forfeiture data. Stock-based compensation expense related to exploration is capitalized in mineral rights and properties.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(p)          Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(q)          Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the treasury stock method. Under this method, derivatives, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, and repurchased from proceeds, is included in the calculation of diluted earnings per share.

(r)          Financial Instruments

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), of which transaction costs are expensed as incurred.

Subsequent measurement of financial assets and liabilities depends on the classification of such assets and liabilities.

FVTPL:
Financial assets and liabilities classified as FVTPL are measured at fair value with changes in fair values recognized in net income. Financial assets and liabilities are classified as FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as FVTPL and have been designated as such on initial recognition.

Available-for-sale financial assets:
A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as FVTPL; or (ii) it is designated as available-for-sale on initial recognition.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

A financial asset classified as available-for-sale is measured at fair value except for investments in equity instruments that do not have quoted market prices in active markets and where fair value cannot be reliably measured. Such equity instruments are accounted for at cost. For financial assets measured at fair value, their mark-to-market gains and losses are recognized in other comprehensive income (“OCI”) and accumulated in accumulated other comprehensive income within equity until the financial asset is derecognized or there is objective evidence that the asset is impaired.

Loans and receivables:
Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance cost or income.

Other financial liabilities and interest-bearing loans and borrowings:
Other financial liabilities and financial liabilities classified as interest-bearing loans and borrowings are measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance cost.

Impairment:
The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period they are incurred.

Derecognition:
A financial asset is derecognized when:

  The rights to receive cash flows from the asset have expired; or

  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the statement of operations.

Offsetting of financial instruments:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction, discounted cash flow analysis or other valuation models.

The Company classifies its financial instruments as follows:

  Financial assets classified as at FVTPL: investments in warrants.

  Financial assets classified as available-for-sale: short term investments, equity investment in Yongning Smelting Co., Ltd., equity investment in Jinduicheng Xise (Canada) Co. Ltd., and other non-derivative marketable securities.

  Loans and receivables: accounts receivables and due from related parties.

  Other liabilities and interest bearing loans and borrowings: accounts payable and accrued liabilities, dividends payable, due to related parties and bank loan.

(s)          Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures and other government grants received for project constructions and developments reduce the carrying amount of the related mineral rights and properties or plant and equipment assets. The depletion or depreciation of the related mineral rights and properties or plant and equipment assets is calculated based on the net amount.

Government subsidies as compensation for expenses already incurred were recognized in profit and loss during the period in which it becomes receivable or is received.

(t)          Significant Judgments & Estimation Uncertainty

Many amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated balance sheet.

Areas of significant judgments include:

  Capitalization of expenditures respect to exploration, evaluation and development costs to be included in mineral rights and properties.

  Reinvestment of undistributed earnings of foreign subsidiaries.

  Accounting and impairment assessment for equity investments and investment in associates.

Areas of significant estimates include:

Ore reserve and mineral resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

Impairment of assets
Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(u)          Accounting standards issued but not yet effective

Accounting standards effective January 1, 2012:

IFRS 7 – Financial Instruments: Disclosures amendment issued by the IASB in October 2010 improves the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IAS 12 – Income Taxes amendment issued by the IASB in December 2010 provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

Accounting standards effective January 1, 2013:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on the consolidated financial statements.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company does not anticipate the application of IFRS 11 and IAS 28 to have a significant impact on the consolidated financial statements.

IFRS 13 – Fair Value Measurement defines fair value and sets out a single framework for measuring fair value which is application to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires valuation technique used should maximize the use of relevant observable inputs and minimize unobservable inputs. Those inputs should be consistent with the inputs a market participant would use when pricing the asset or liability. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the application of this standard to have a significant impact on the consolidated financial statements.

Accounting standards effective January 1, 2015:

IFRS 9 – Financial Instruments is intended to replace IAS 39 – Financial Instruments: Recognition and Measurement in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principle-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to the delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. The Company is currently evaluating the impact the final standard is expected to have on the consolidated financial statements.

3.	SUBSIDIARIES AND ASSOCIATES

(a)          Subsidiaries

Details of the Company’s significant subsidiaries are as follows:

			Proportion of ownership interest held
		Place of	March 31,	March 31,	April 1,	Mineral
Name of subsidiaries	Principal activity	incorporation	2012	2011	2010	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	N/A	N/A
0875786 B.C. LTD.	Mining	Canada	100%	100%	100%	Silvertip
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%	N/A
Wonder Success Limited	Holding company	Hong Kong	100%	100%	N/A
Qinghai Found Mining Co. Ltd.	Mining	China	82%	82%	82%
Henan Huawei Mining Co. Ltd.	Mining	China	80%	80%	70%	HPG, LM
Henan Found Mining Co. Ltd.	Mining	China	77.5%	77.5%	77.5%	Ying, TLP
Zhongxing Mining Co., Ltd.	Mining	China	69.75%	N/A	N/A	XBG
Chuanxin Mining Co., Ltd.	Mining	China	69.75%	N/A	N/A
Songxian Gold Mining Co., Ltd.	Mining	China	77.50%	N/A	N/A	XHP
Xinshao Yunxiang Mining Co., Ltd.	Mining	China	70%	70%	N/A	BYP
Guangdong Found Mining Co. Ltd.	Mining	China	95%	95%	95%	GC
(i) British Virgin Island ("BVI")

(b)          Associate

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	March 31,	March 31,	April 1,
Name of associate	Principal activity	incorporation	2012	2011	2010
New Pacific Metals Corp.	Mining	Canada	14.8%	14.3%	23.4%

4.	ACQUISITIONS

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)          77.5% Equity Interest in Songxian Gold Mining Co., Ltd.

On December 2, 2011, the Company, through its 77.5% owned subsidiary Henan Found, acquired a 100% equity interest in Songxian Gold Mining Co., Ltd. (“SX Gold”), a government controlled company, and the XHP silver-gold-lead-zinc mine which includes a 14 square-kilometer mining permit and a 500 tonne-per-day flotation/CIL mill (collectively called as “XHP Project”) located in the Songxian County, Henan Province, China. The Company is in the process of transferring the mining permit’s title.

The total purchase consideration was $22,873 (RMB ¥145.5 million), which was composed of a cash consideration of $12,942 (RMB ¥82.3 million) and liabilities assumed of $9,931 (RMB ¥63.2 million). Acquisition related costs were negligible and were expensed in the period.

SX Gold also owns a 51% interest in Rongtai Mining Co., Ltd. (“Rongtai”), an exploration company in Henan Province, China. Rongtai’s net assets of $1,538 (RMB ¥9.8 million) was acquired through the transaction. As of March 31, 2012, Rongtai is in the process of acquiring two exploration permits, with a total contract amount of $1,570 (RMB ¥9.9 million), of which $983 (RMB ¥6.2 million) was paid and recorded as long-term prepaid. Non-controlling interest of $753 (RMB ¥4.8 million) was measured at its proportionate share of the fair value of net identifiable assets acquired.

The transaction was a business combination and has been accounted for using the acquisition method. The final allocation of the purchase price to SX Gold’s identifiable assets acquired and liabilities assumed, based on estimated fair values at the time of acquisition is presented as follows:

SX Gold
Cash consideration	$12,942
Liabilities assumed	9,931
Total consideration	$22,873

Net working capital (Cash: $554)	$3,639
Long-term prepaids	973
Plant and equipment	7,184
Mineral rights and properties	11,830
Non-controlling interest	(753)
Assets acquired and liabilities assumed	$22,873

The impact to net income of the Company for the year ended March 31, 2012, had the acquisition occurred on April 1, 2011, would be negligible.

(b)          69.75% Equity Interest in Zhongxing Mining Co., Ltd. and Chuanxin Mining Co., Ltd.

On August 31, 2011, the Company, through its 77.5% owned subsidiary Henan Found, acquired a 90% equity interest in Zhongxing Mining Co., Ltd. (“Zhongxing”) and Chuanxin Mining Co., Ltd. (“Chuanxin”), two private mining companies in Songxian County, Henan Province, China. Zhongxing’s primary asset is the XBG Silver-Gold-Lead-Zinc mine. Chuanxin’s primary asset is a 350 tonne-per-day floatation mill and an associated tailing management facility.

The transaction was a business combination and has been accounted for using the acquisition method. The allocation was finalized in March 2012 to include liabilities assumed in total consideration and to determine the fair value of the identifiable assets acquired and liabilities assumed. The significant adjustments made to previous preliminary allocation were to increase total consideration given by $7,322 to reflect the liabilities assumed, correspondingly increasing net working capital by $7,321, reducing plant and 18

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

equipment by $74, increasing mineral rights and properties by $1,159, increasing deferred income tax liabilities by $271 and increasing non-controlling interest by $813. There was no change made to the consolidated statement of income after applying these adjustments retrospectively to the acquisition date.

The final allocation of the purchase price to Zhongxing and Chuanxin’s identifiable assets acquired and liabilities assumed, based on estimated fair values at the time of acquisition is presented as follows:

Zhongxing/Chuanxin
Cash consideration	$4,703
Liabilities assumed	7,322
Total consideration	$12,025

Net working capital (Cash: $20)	$30
Plant and equipment	4,332
Mineral rights and properties	11,249
Deferred income tax liabilities	(2,250)
Non-controlling interest	(1,336)
Assets acquired and liabilities assumed	$12,025

The Company measured the non-controlling interest at its proportionate share of the fair value of net identifiable assets acquired. Acquisition related costs were negligible and were expensed in the period.

The impact to net income of the Company for the year ended March 31, 2012, had the acquisition occurred on April 1, 2011, would be negligible.

(c)          70% Equity Interest in Xinshao Yunxiang Mining Co., Ltd.

On January 13, 2011, the Company acquired a 70% equity interest in Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”), a private mining company in Hunan Province, China. Yunxiang’s primary asset is the BYP Gold-Lead-Zinc mine.

The transaction was a business combination and has been accounted for using the acquisition method. The final allocation of the purchase price to Yunxiang’s identifiable assets acquired and liabilities assumed, based on estimated fair values at the time of acquisition is presented as follows:

Cash consideration	$23,084
Liabilities assumed	3,273
Purchase consideration	$26,357

Net working capital (cash: $nil)	$27
Plant and equipment	776
Mineral rights and properties	49,551
Environmental rehabilitation provision	(415)
Deferred income tax liabilities	(12,286)
Non-controlling interest	(11,296)
Assets acquired and liabilities assumed	$26,357

The Company measured the non-controlling interest at its proportionate share of the fair value of net identifiable assets acquired. Acquisition related costs were negligible and were expensed in the period.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The impact to net income of the Company for the year ended March 31, 2011, had the acquisition occurred on April 1, 2010, would be negligible.

(d)	10% Equity Interest in Henan Huawei Mining Co. Ltd.

On May 21, 2010, the Company acquired an additional 10% equity interest in Henan Huawei from the non-controlling interest shareholder for consideration of $1,127. The consideration was paid through the issuance of 163,916 common shares of the Company. The common shares were valued at $6.876 per share, being the prevailing share price on the New York Stock Exchange at the date of the transaction.

The increase of the Company’s ownership in Henan Huawei from 70% to 80% has been accounted for as an equity transaction with the carrying amount of the controlling and non-controlling interests being adjusted to reflect the changes in their relative interests in Henan Huawei. The differences between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity.

5.	SHORT-TERM INVESTMENTS

As at March 31, 2012, short-term investments consist of the following:

	Fair market value	Interest rates	Maturity
Bankers acceptance	$9,460	4.17% - 5.24%	April 10 - September 15, 2012
Term deposits	35,091	2.10% - 3.30%	May 31 - August 31, 2012
	$44,551

As at March 31, 2011, short-term investments consist of the following:

	Fair market value	Interest rates	Maturity
Bankers acceptance	$13,176	1.72% - 3.68%	April 29 - September 21, 2011
Term deposits	45,861	1.71% - 2.80%	April 11 - September 15, 2011
	$59,037

As at April 1, 2010, short-term investments consist of the following:

	Fair market value	Interest rates	Maturity
Bankers acceptance	$5,813	2.63% - 2.65%	July 13 - July 22, 2010
Bank commercial paper	5,017	0.49%	April 14, 2010
Term deposits	32,943	0.55% - 1.98%	March 22 - September 18, 2010
	$43,773

6.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	March 31, 2012	March 31, 2011	April 1, 2010
Trade receivables	$9,873	$-	$121
Other receivables	3,031	1,051	389
	$12,904	$1,051	$510

Included in the trade receivables as at March 31, 2012, $9,525 (RMB ¥60 million) was 180 days letter of credits (“L/C”) issued by one customer of the Company. The L/Cs bear interest at prevailing borrowing rate in China at 6% per annum.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

No receivables were written off during the years ended March 31, 2012 and 2011.

7.	INVENTORIES

Inventories consist of the following:

	March 31, 2012	March 31, 2011	April 1, 2010
Direct smelting ore and stockpile ore	$2,743	$574	$585
Concentrate inventory	1,233	1,008	855
Total stockpile and concentrate	3,976	1,582	1,440
Material and supplies	3,030	2,313	1,735
	$7,006	$3,895	$3,175

The amounts of inventory recognized as expenses during the years ended March 31, 2012 and 2011 were equivalent to the cost of sales.

8.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at March 31, 2012, the Company owned 9,956,300 common shares (March 31, 2011 - 9,402,100, April 1, 2010 - 7,400,000) of NUX, representing an ownership interest of 14.8% (March 31, 2011 – 14.3%, April 1, 2010 - 23.4%).

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2010	7,400,000	$6,103	$5,028
Acquisition from market	2,100	2
Private placement participation	2,000,000	2,271
Share of gain		1,881
Dilution gain		4,862
Foreign exchange impact		703
Balance, March 31, 2011	9,402,100	$15,822	$19,640
Acquisition from market	554,200	$662
Share of loss		(182)
Foreign exchange impact		(430)
Balance, March 31, 2012	9,956,300	$15,872	$9,367

9.	OTHER INVESTMENTS

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		March 31, 2012	March 31, 2011	April 1, 2010
Available-for-sale
Publicly-traded companies	(a)	$11,890	$11,567	$1,849
Yongning Smelting Co. Ltd.	(b)	9,525	9,169	6,886
Jinduicheng Xise (Canada) Co. Ltd.	(c)	22,050	22,669	-
Warrants	(a)	2,292	2,881	268
		$45,757	$46,286	$9,003

(a)	Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants.

Common shares are classified as available-for-sale and are measured at fair value on initial recognition and subsequent measurement. As of March 31, 2012, none of the shares held by the Company was over 10% of the respective outstanding shares of investees.

Warrants, by their nature, meet the definition of derivatives and are classified as FVTPL. The fair value of the warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Fair value changes in the amount of $567 are recorded in loss on investments for the year ended March 31, 2012 (for the year ended March 31, 2011 – gain of $1,248).

Common shares:

		Accumulated mark-to-	Accumulated
		market gains and losses	impairment
	Fair value	included in OCI	charges
April 1, 2010	$1,849	$319	$(195)
March 31, 2011	$11,567	$4,750	$(195)
March 31, 2012	$11,890	$4,151	$(195)

Warrants:

		Accumulated mark-to-market
		gains and losses included in net
	Fair value	income
April 1, 2010	$268	$35
March 31, 2011	$2,881	$1,283
March 31, 2012	$1,881	$716

(b)	Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. As at March 31, 2012, the Company’s total investment in Yongning Smelting is $9,525 (RMB 60.0 million) (March 31, 2011 - $9,169, April 1, 2010 - $6,886), representing 15% (March 31, 2011 - 15%, April 1, 2010 - 11.75%) of Yongning Smelting’s equity interest. The

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

investment was accounted for as available-for-sale financial asset and measured at cost at all relevant balance sheet dates.

(c)	Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a private mining company based in Canada. The Company invested in Jinduicheng through a private placement. As at March 31, 2012, the Company’s total investment in Jinduicheng is $22,050 (CAD$22 million) (March 31, 2011 - $22,669, April 1, 2010 - $nil), representing 6% (March 31, 2011 -6%, April 1, 2010 - nil) of Jinduicheng’s total equity interest. The investment was accounted for as available-for-sale financial asset and measured at cost at all relevant balance sheet dates.

10.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicle	in progress	Total
Balance as at April 1, 2010	$21,059	$1,418	$8,759	$1,992	$469	$33,697
Additions upon acquisition of Yunxiang	197	39	127	109	304	776
Additions	4,240	550	1,280	1,446	2,079	9,595
Disposals	(1,207)	(106)	(193)	(81)	(85)	(1,672)
Reclassify from construction in process	620	-	-	-	(620)	-
Impact of foreign currency translation	1,034	81	411	126	63	1,715
Ending balance as at March 31, 2011	25,943	1,982	10,384	3,592	2,210	44,111
Additions upon acquisition of Zhongxing/Chuanxin	3,286	14	1,002	30	-	4,332
Additions upon acquisition of SX Gold	4,483	67	2,393	162	79	7,184
Additions	6,297	1,018	4,231	2,019	10,325	23,890
Disposals	(29)	(55)	(386)	(387)	-	(857)
Reclassify from construction in progress	6,123	-	60	-	(6,183)	-
Impact of foreign currency translation	1,147	25	483	154	149	1,958
Ending balance as at March 31, 2012	$47,250	$3,051	$18,167	$5,570	$6,580	$80,618

Accumulated depreciation and amortization
Balance as at April 1, 2010	$(1,644)	$(654)	$(1,523)	$(865)	$-	$(4,686)
Disposals	106	78	65	58	-	307
Depreciation and amortization	(1,094)	(306)	(1,101)	(442)	-	(2,943)
Impact of foreign currency translation	(98)	(36)	(92)	(47)	-	(273)
Ending balance as at March 31, 2011	(2,730)	(918)	(2,651)	(1,296)	-	(7,595)
Disposals	4	32	141	298	-	475
Depreciation and amortization	(1,534)	(459)	(1,562)	(858)	-	(4,413)
Impact of foreign currency translation	(110)	(10)	(121)	(56)	-	(297)
Ending balance as at March 31, 2012	$(4,370)	$(1,355)	$(4,193)	$(1,912)	$-	$(11,830)

Carrying amounts
Balance as at April 1, 2010	$19,415	$764	$7,236	$1,127	$469	$29,011
Balance as at March 31, 2011	$23,213	$1,064	$7,733	$2,296	$2,210	$36,516
Balance as at March 31, 2012	$42,880	$1,696	$13,974	$3,658	$6,580	$68,788

During the year ended March 31, 2012, certain plant and equipment were disposed of with proceeds of $113 (for the year ended March 31, 2011 - $1). A loss of $268 (for the year ended March 31, 2011 - $677) was incurred on these dispositions.

11.	MINERAL RIGHTS AND PROPERTIES

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Mineral rights and properties consist of:

Cost	Ying	TLP	HPG	LM	BYP	GC	XBG	XHP	Silvertip	Total
Balance as at April 1, 2010	$35,508	$4,847	$1,971	$2,467	$-	$64,062	$-	$-	$15,771	$124,626
Acquisition of Yunxiang	-	-	-	-	49,551	-	-	-	-	49,551
Capitalized expenditures	11,287	3,899	1,869	2,540	-	693	-	-	7,158	27,446
Mining exploration tax credit	-	-	-	-	-	-	-	-	(823)	(823)
Environmental rehabiliation	(25)	(30)	(22)	(13)	(28)	-	-	-	-	(118)
Foreign currecy translation impact	1,809	306	132	170	228	2,769	-	-	1,039	6,453
Ending balance as at March 31, 2011	48,579	9,022	3,950	5,164	49,751	67,524	-	-	23,145	207,135
Capitalized expenditures	15,472	4,661	2,560	5,971	3,974	5,883	800	1,333	5,209	45,863
Acquisition of Zhongxing/Chuanxin	-	-	-	-	-	-	11,249	-	-	11,249
Acquisition of SX Gold	-	-	-	-	-	-	-	11,830	-	11,830
Mining exploration tax credit	-	-	-	-	-	-	-	-	(553)	(553)
Environmental rehabiliation	(152)	(60)	(49)	(51)	46	863	133	266	-	996
Foreign currecy translation impact	2,120	420	192	290	2,087	2,710	152	135	(664)	7,442
Ending balance as at March 31, 2012	$66,019	$14,043	$6,653	$11,374	$55,858	$76,980	$12,334	$13,564	$27,137	$283,962

Accumulated depletion
Balance as at April 1, 2010	$(7,840)	$(414)	$(820)	$(1,291)	$-	$-	$-	$-	$-	$(10,365)
Depletion	(3,786)	(231)	(204)	(194)	-	-	-	-	-	(4,415)
Foreign currecy translation impact	(432)	(24)	(40)	(60)	-	-	-	-	-	(556)
Ending balance as at March 31, 2011	(12,058)	(669)	(1,064)	(1,545)	-	-	-	-	-	(15,336)
Depletion	(5,916)	(440)	(424)	(490)	(2,033)	-	-	(65)	-	(9,368)
Foreign currecy translation impact	(557)	(33)	(48)	(67)	(31)	-	-	(1)	-	(737)
Ending balance as at March 31, 2012	$(18,531)	$(1,142)	$(1,536)	$(2,102)	$(2,064)	$-	$-	$(66)	$-	$(25,441)

Carrying amounts
Balance as at April 1, 2010	$27,668	$4,433	$1,151	$1,176	$-	$64,062	$-	$-	$15,771	$114,261
Balance as at March 31, 2011	$36,521	$8,353	$2,886	$3,619	$49,751	$67,524	$-	$-	$23,145	$191,799
Balance as at March 31, 2012	$47,488	$12,901	$5,117	$9,272	$53,794	$76,980	$12,334	$13,498	$27,137	$258,521

Although the Company has taken steps to verify title to the mineral rights and properties in which it, through its subsidiaries, has an interest, in accordance with industry standards, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Silvertip was the only property that was in the exploration and evaluation stage as at March 31, 2012. All the other properties were in the development or commercial production stages.

12.	ENVIRONMENTAL REHABILITATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2010	$2,649
Additions to provision	409
Accretion	164
Revision of provision	(117)
Foreign exchange impact	127
Balance, March 31, 2011	3,232
Additions to provision	1,261
Accretion	94
Revision of provision	(265)
Reclamation expenditures	(47)
Foreign exchange impact	125
Balance, March 31, 2012	$4,400

As at March 31, 2012, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision is $5,340 (March 31, 2011 - $5,009; April 1, 2010 -

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

$4,355), which has been discounted using a discount rate of 2.57% (March 31, 2011 - 2.80%; April 1, 2010 - 5.94%).

During the year ended March 31, 2012, the accretion expense charged to earnings as finance expense was $94 (for the year ended March 31, 2011 - $164). Reclamation expenditures during the current year was $47 (for the year ended March 31, 2011 - $nil).

13.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at March 31, 2012 were fully paid.

(b)	Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, April 1, 2010	3,204,683	$5.10
Options granted	976,500	9.09
Options exercised	(1,081,376)	5.02
Options forfeited	(200,857)	5.09
Options expired	(10,000)	5.99
Balance, March 31, 2011	2,888,950	$6.48
Options granted	1,380,500	8.81
Options exercised	(224,277)	5.69
Options forfeited	(206,420)	9.06
Options expired	(4,500)	4.32
Balance, March 31, 2012	3,834,253	$7.23

During the year ended March 31, 2012, a total of 1,380,500 options with a life of five years were granted to directors, officers, and employees at exercise prices ranging from CAD$6.69 to CAD$14.96 per share subject to a vesting schedule over a four-year term with 6.25% options vesting every three months from the date of grant.

The fair value of stock options granted during the years ended March 31, 2012 and 2011 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Years ended March 31,
	2012	2011
Risk free interest rate	1.51%	2.04%
Expected life of option in years	3.12 years	3.26 years
Expected volatility	67%	73%
Expected dividend yield	1%	1%
Estimated forfeiture rate	10%	12%
Weighted average share price	$8.81	$9.09

The weighted average grant date fair value of options granted during the year ended March 31, 2012 was CAD$3.80 (year ended March 31, 2011 - CAD$4.29). Volatility was determined based on the historical volatility over the estimated life of options. For the year ended March 31, 2012, a total of $3,094 (year ended March 31, 2011 - $2,291) in stock-based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of income.

The following table summarizes information about stock options outstanding at March 31, 2012:

	Number of options	Weighted average	Weighted average	Number of options	Weighted average
Exercise price	outstanding at March	remaining contractual life	exercise price in	exercisable at March	exercise price in
in CAD$	31, 2012	(Years)	CAD$	31, 2012	CAD$
$6.74	373,500	0.03	$6.74	373,500	$6.74
6.95	15,000	0.50	6.95	15,000	6.95
9.05	15,200	0.80	9.05	15,200	9.05
7.54	25,000	1.12	7.54	25,000	7.54
5.99	202,500	1.25	5.99	202,500	5.99
3.05	60,000	1.50	3.05	60,000	3.05
2.65	616,085	2.05	2.65	543,086	2.65
7.00	385,500	2.77	7.00	252,832	7.00
7.40	193,250	3.05	7.40	109,081	7.40
8.23	368,437	3.51	8.23	110,629	8.23
12.16	242,281	3.76	12.16	60,407	12.16
14.96	213,000	4.02	14.96	39,944	14.96
9.20	293,500	4.18	9.20	36,691	9.20
7.27	335,500	4.65	7.27	20,977	7.27
6.69	495,500	4.93	6.69	-
$2.65-14.96	3,834,253	3.03	$7.23	1,864,847	$5.94

(c)	Cash dividends declared and distributed

The Company raised its quarterly cash dividends from CAD$0.02 per share to CAD$0.025 per share on November 9, 2011. During the year ended March 31, 2012, dividends of $15,584 (year ended March 31, 2011 - $13,427) were declared.

(d)	Normal course issuer bid

On June 17, 2011, the Company announced a normal course issuer bid (“NCIB”) which allows it to acquire up to 10 million of its own common shares. As at March 31, 2012, the Company acquired 4,468,012 of its common shares at a cost of $35,275. Transaction cost related to the common share acquisitions was $105. All common shares purchased under the NCIB were cancelled.

(e)	Equity financing

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

On December 14, 2010, the Company completed a financing to raise proceeds of $116,840 through the sale of 9.2 million common shares, at a price of $12.70 per share. Share issuance cost in connection with the financing in the amount of $6,400 was recorded as a reduction to share capital.

(f)	Shares and warrants issued to acquire property

During the year ended March 31, 2011, the Company issued 50,000 common shares and granted 50,000 warrants to a third party in connection with Silvertip project’s exploration and development activities. The shares were valued at market price of CAD $6.76 per share as at the settlement date, totaling $343. The warrants were valued at $181 using the Black-Scholes pricing model.

The Company capitalized the total value of these shares and warrants into mineral rights and properties, with corresponding amounts to share capital and contributed surplus.

(g)	Earnings per share (basic and diluted)

	For the years ended March 31,
	2012			2011
	Income	Shares	Per-Share	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Net income attributable to equity holders of the Company	$73,838			$67,655
Basic EPS	73,838	172,487,486	$0.43	$67,655	167,806,101	$0.40
Effect of dilutive securities:
Stock options	-	727,225		-	1,375,735
Warrants	-	-		-	11,000
Diluted EPS	$73,838	173,214,711	$0.43	$67,655	169,192,836	$0.40

Anti-dilutive options and warrants that are not included in the diluted EPS calculation were 1,668,390 for the year ended March 31, 2012 (for the year ended March 31, 2011 – 573,389).

14.	RESERVES

Pursuant to Chinese company law applicable to foreign investment enterprises, the Company’s Chinese subsidiaries are required to maintain dedicated reserves. The amounts are appropriated at a percentage, at the discretion of the Board of Directors of each Chinese subsidiary, of their respective after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises each year.

Dedicated reserves include an Enterprise Reserve Fund and an Enterprise Expansion Fund, which are recorded as a component of shareholders’ equity, and are not available for distribution to shareholders other than upon liquidation.

Up to March 31, 2012, only Henan Found has appropriated the dedicated reserves. The dedicated reserves appropriated by Henan Found for the years ended March 31, 2012 and 2011 are summarized in the table below. No dedicated reserves were appropriated for the years ended March 31, 2012 and 2011 since the balance has reached the maximum required amount.

		Enterprise	Total Dedicated
	Enterprise Reserve	Expansion	Reserves
April 1, 2010, March 31, 2011 and 2012	$2,211	$22,506	$24,717

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	March 31, 2012	March 31, 2011	April 1, 2010
Unrealized gain on available-for-sale securities	$4,151	$4,750	$319
Currency translation adjustment	21,134	14,612	-
Balance, end of the year	$25,285	$19,362	$319

The unrealized gain on available-for-sale securities and on currency translation adjustment are net of tax nil for all periods presented.

16.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Zhongxing/Chuanxin	Henan Huawei	Qinghai Found	Yunxiang	Guangdong Found	SX Gold	Total
Balance, April 1, 2010	$27,749	$-	$-	$-	$-	$977	$-	$28,726
Addition upon acquisition	-	-	(129)	-	11,296	-	-	11,167
Share of net income (loss)	20,702	-	1,549	(21)	(122)	(46)	-	22,062
Share of other comprehensive income (loss)	1,561	-	(56)	10	-	172	-	1,687
Distribution	(10,582)	-	-	-	-	-	-	(10,582)
Balance, March 31, 2011	$39,430	$-	$1,364	$(11)	$11,174	$1,103	$-	$53,060
Share of net income (loss)	25,247	66	2,321	(84)	137	(19)	(278)	27,390
Share of other comprehensive income	1,821	62	97	12	559	189	26	2,766
Acquisition of Zhongxing/Chuanxin	(2,706)	4,042	-	-	-	-	-	1,336
Acquisition of SX Gold	(5,150)	-	-	-	-	-	5,903	753
Contribution	-	940	-	-	3,655	924	-	5,519
Distribution	(13,804)	-	-	-	-	-	-	(13,804)
Balance, March 31, 2012	$44,838	$5,110	$3,782	$(83)	$15,525	$2,197	$5,651	$77,020

As at March 31, 2012, non-controlling interests in Henan Found, Zhongxing, Chuanxin, Henan Huawei, Qinghai Found, Yunxiang, Guangdong Found and SX Gold were 22.5%, 30.25%, 30.25%, 20%, 18%, 30%, 5% and 22.5%, respectively.

17.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	March 31, 2012	March 31, 2011	April 1, 2010
NUX (a)	$95	$203	$138
Henan Non-ferrous Geology Bureau (b)	17	-	-
Z.X. Zhu (e)	567	-	-
	$679	$203	$138

Due to a related party	March 31, 2012	March 31, 2011	April 1, 2010
Z.X. Zhu (e)	$-	$3,447	$-

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2012, the Company recovered $598 (for the year ended March 31, 2011 - $414) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2012, Henan Found extended loans of $9,089 (RMB¥ 58,000,000) to Henan Geology Bureau. The loans have a term of six months from the date of cash advance and bear a prime interest rate set by The People’s Bank of China. As of March 31, 2012, the loans plus interest were fully repaid by Henan Geology Bureau.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

During the year ended March 31, 2012, Henan Found declared and paid dividends of $13,804 (RMB¥ 86,872,500) to Henan Geology Bureau (for the year ended March 31, 2011 - $10,582).

(c)

During the year ended March 31, 2012, the Company paid $364 (for the year ended March 31, 2011 - $246) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services. These amounts were included in salaries for key management personnel in note 17 (g).

(d)

During year ended March 31, 2012, the Company paid $467 (for the year ended March 31, 2011 - $419) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services. These amounts were included in salaries for key management personnel in note 17 (g).

(e)

Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. During the year ended March 31, 2012, the Company paid Z.X. Zhu $3,871 related to the liabilities assumed in connection with the acquisition of Yunxiang.

(f)

The Company rents an office space (6,700 square feet) in Beijing from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During the year ended March 31, 2012, total rents were $140 (for the year ended March 31, 2011 - $29).

The balances with related parties are unsecured, non-interest bearing, and due on demand.

(g)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the years ended March 31, 2012 and 2011 were as follows:

	Years ended March 31,
	2012	2011
Directors' fees	$464	$160
Salaries for key management personnel	2,660	1,766
Stock-based compensation	3,692	2,746
	$6,816	$4,672

Salaries of key management personnel include consulting and management fees disclosed in note 17 (c) & (d). Stock-based compensation expenses were measured at grant date fair value.

18.	COST OF SALES

Cost of sales consists of:

	Years ended March 31,
	2012	2011
Direct mining and milling cost	$48,698	$35,457
Depreciation, amortization and depletion	12,451	6,427
Cost of sales	$61,149	$41,884

Salaries and benefits included in direct mining and milling cost were $10,466 for the year ended March 31, 2012 (for the year ended March 31, 2011 - $5,632).

19.	GENERAL AND ADMINISTRATIVE

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

General and administrative expenses consist of:

	Years ended March 31,
General and administrative	2012	2011
Office and administrative expenses	$10,607	$7,158
Amortization and depreciation	1,253	654
Salaries and benefits	8,260	6,077
Stock-based compensation	3,094	2,196
Professional fees	3,910	1,310
	$27,124	$17,395

20.	OTHER TAXES

Other taxes were composed of VAT surtax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

21.	FINANCE ITEMS

Finance items consist of:

	Years ended March 31,
Finance income	2012	2011
Interest income	$3,528	$1,461

	Years ended March 31,
Finance costs	2012	2011
Interest expense	$-	$86
Accretion of environmental rehabilitation provision	94	165
	$94	$251

22.	INCOME TAX

(a)	Income tax expense

The Company’s Chinese subsidiaries are subject to income taxes on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant tax laws applicable to Foreign Investment Enterprises (“FIEs”). On January 1, 2008, “The Law of the People’s Republic of China on Enterprise Income Tax” (the “Law”) became effective. Under the Law, both domestic companies and FIEs are subject to a unified tax rate of 25%. The Law eliminated the previous preferential tax treatment that is available to FIEs, but provided grandfathering of preferential tax treatments already in place as at January 1, 2008.

A summary of tax rate applicable to the Company’s Chinese subsidiaries’ calendar years are as follows:

	Exempted from income tax	Tax rate: 12.5%	Tax rate: 25%
Henan Found	2006 – 2007	2008 – 2010	After 2010
Henan Huawei	2007 – 2008	2009 – 2011	After 2011
Yunxiang	N/A	N/A	Since acquisition
Guangdong Found	N/A	N/A	Since acquisition
Zhongxing/Chuanxin	N/A	N/A	Since acquisition
SX Gold	N/A	N/A	Since acquisition
Qinghai Found	N/A	N/A	Since acquisition

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The significant components of income tax expense recognized in the statements of income are as follows:

	Years ended March 31,
Income tax expense	2012	2011
Current	$41,002	$19,484
Deferred	4,646	1,359
	$45,648	$20,843

The reconciliation of the Canadian statutory income tax rates to the effective tax rate are as follows:

	Years ended March, 31
	2012	2011
Canadian statutory tax rate	26.13%	28.00%
Income before income taxes	$146,876	$110,560
Income tax expense computed at Canadian statutory rates	38,379	30,957
Foreign tax rates different from statutory rate	(2,956)	(12,842)
Rate differences related to origination and reversal of temporary differences	133	151
Permanent items and other	1,635	(134)
Withholding taxes	5,627	3,667
Temporary income tax differences not recognized	3,133	(671)
Adjustments in respect of prior years	60	(7)
Other	(363)	(278)
	$45,648	$20,843

(b)	Deferred income tax

The continuity of deferred income tax assets (liabilities) is summarized as follows:

	Years ended March, 31
	2012	2011
Net deferred income tax assets (liabilities), beginning of the year	$(12,418)	$1,315
Deferred income tax liabilities arising from acquisitions	(2,250)	(12,286)
Deferred income tax expense recognized in net income for the year	(4,646)	(1,359)
Deferred income tax expense recognized in other comprehensive income for the year	(506)	(88)
Net deferred income tax liabilities, end of the year	$(19,820)	$(12,418)

The significant components of the Company’s deferred income tax are as follows:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	March 31, 2012	March 31, 2011	April 1, 2010
Deferred income tax assets
Plant and equipment	$213	$-	$-
Mineral rights and properties	-	891	1,002
Capital loss carry forward	239	230	210
Environmental rehabilitation	792	718	404
Other deductible temporary difference	258	414	113
Total deferred income tax assets	1,502	2,253	1,729

Deferred income tax liabilities
Plant and equipment	(177)	(178)	(168)
Mineral rights and properties	(20,463)	(14,493)	(246)
Withholding tax on undistributed earnings	(500)	-	-
Other deductible temporary difference	(182)	-	-
Total deferred income tax liabilities	(21,322)	(14,671)	(414)

Net deferred income tax liabilities	$(19,820)	$(12,418)	$1,315

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	March 31, 2012	March 31, 2011	April 1, 2010
Non-capital loss carry forward	$47,715	$33,416	$20,128
Deductible temporary difference	3,565	5,332	21,304
	$51,280	$38,748	$41,432

As at March 31, 2012, the Company has the following net operating losses, expiring in various years to 2032 and available to offset future taxable income in Canada and China, respectively.

	Canada	China	Total
2013	$-	$54	$54
2014	1,627	549	2,176
2015	890	1,047	1,937
2016	-	1,147	1,147
2017	-	1,670	1,670
2026	1,975	-	1,975
2029	4,979	-	4,979
2030	8,222	-	8,222
2031	12,345	-	12,345
2032	13,210	-	13,210
	$43,248	$4,467	$47,715

As at March 31, 2012, temporary differences of $118,832 (March 31, 2011 - $77,504) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

24.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of April 1, 2010, March 31, 2011 and March 31, 2012, the Company did not have financial liabilities measured at fair value on a recurring basis.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$109,960	$-	$-	$109,960
Short term investments	44,551	-	-	44,551
Common shares of publicly traded companies	11,890	-	-	11,890
Warrants	-	-	2,292	2,292

Fair value of the other financial instruments excluding from the table above approximate to their carrying amounts as of April 1, 2010, March 31, 2011 and March 31, 2012, respectively.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2012	March 31, 2011	April 1, 2010
		Within a year
Accounts payable and accrued liabilities	$23,590	$12,770	$7,504
Dividends payable	4,271	3,600	3,238
Due to a related party	-	3,447	-
Bank loan	-	-	1,465
	$27,861	$19,817	$12,207

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the USD until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	March 31, 2012	March 31, 2011	April 1, 2010
Financial assets denominated in U.S. Dollars	$18,510	$77,968	$29,808
Financial assets denominated in Chinese RMB	$33,542	$-	$-

Financial liabilities denominated in U.S. Dollars	$-	$-	$5

As at March 31, 2012, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.3 million.

As at March 31, 2012, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2012.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2012 is considered to be immaterial.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2012, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1.2 million.

25.	SEGMENTED INFORMATION

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Operating segments are components of the Company whose separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker. The format for segment reporting is based on major project segments segregated by significant geographic locations. The project segments are determined based on the Company’s management and internal reporting structure as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
China
Henan Luoning	Henan Found and Henan Huawei	Ying, TLP, HPG and LM
ZX/CX	Zhongxing and Chuanxin	XBG
SX Gold	SX Gold	XHP
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Qinghai Found, Silvercorp Metals (China) Inc.	N/A
Canada
Silvertip	0875786 B.C. Ltd.	Silvertip
Head Office	Silvercorp Metals Inc.	N/A
Other Regions	BVI and Barbados' holding companies	N/A

(a)	Geographic information for certain long-term assets are as follows:

March 31, 2012
	China						Canada
	Henan								Other	Total
Balance sheet items:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions

Plant and equipment	$37,631	$4,646	$7,603	$3,488	$11,233	$1,746	$1,779	$662	$-	$68,788
Mineral rights and properties	74,778	12,334	13,498	53,794	76,980	-	27,137	-	-	258,521
Investment in an associate	-	-	-	-	-	-	-	15,206	666	15,872
Other investments	9,525	-	-	-	-	-	-	34,346	1,886	45,757

March 31, 2011
	China						Canada
	Henan								Other	Total
Balance sheet items:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions

Plant and equipment	$29,308	$-	$-	$950	$1,884	$1,805	$2,020	$549	$-	$36,516
Mineral rights and properties	51,379	-	-	49,751	67,524	-	23,145	-	-	191,799
Investment in an associate	-	-	-	-	-	-	-	15,822	-	15,822
Other investments	9,169	-	-	-	-	-	-	33,655	3,462	46,286

April 1, 2010
	China						Canada
	Henan								Other	Total
Balance sheet items:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions

Plant and equipment	$26,541	$-	$-	$-	$89	$1,896	$-	$485	$-	$29,011
Mineral rights and properties	34,428	-	-	-	64,062	-	15,771	-	-	114,261
Investment in an associate	-	-	-	-	-	-	-	6,103	-	6,103
Other investments	6,886	-	-	-	-	-	-	236	1,881	9,003

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Geographic information for operating results are as follows:

Year ended March 31, 2012
	China						Canada
	Henan								Other	Total
Statement of operations:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$227,887	$640	$-	$6,901	$-	$2,534	$-	$-	$-	$237,962
Cost of sales	(54,120)	(176)	-	(4,423)	-	(2,430)	-	-	-	(61,149)
Gross profit	173,767	464	-	2,478	-	104	-	-	-	176,813

Operating income (expenses)	(15,263)	(279)	(971)	(2,163)	(453)	(781)	(118)	(15,538)	487	(35,079)
Other income (loss)	2,371	-	-	(12)	(10)	-	-	(468)	(173)	1,708
Finance items	3,134	31	(265)	(17)	91	73	-	346	41	3,434
Income tax recovery (expenses)	(40,192)	-	-	171	-	-	-	-	(5,627)	(45,648)
Net income (loss)	$123,817	$216	$(1,236)	$457	$(372)	$(604)	$(118)	$(15,660)	$(5,272)	$101,228

Attributable to:
Equity holders of the Company	96,249	150	(958)	320	(353)	(520)	(118)	(15,660)	(5,272)	73,838
Non-controlling interests	27,568	66	(278)	137	(19)	(84)	-	-	-	27,390
Net income (loss)	$123,817	$216	$(1,236)	$457	$(372)	$(604)	$(118)	$(15,660)	$(5,272)	$101,228

Year ended March 31, 2011
			China				Canada
	Henan								Other	Total
Statement of operations:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$167,327	$-	$-	$-	$-	$-	$-	$-	$-	$167,327
Cost of sales	(41,884)	-	-	-	-	-	-	-	-	(41,884)
Gross profit	125,443	-	-	-	-	-	-	-	-	125,443

Operating expenses	(9,893)	-	-	(108)	(1,119)	(587)	(257)	(12,068)	(1,103)	(25,135)
Other income	521	-	-	-	-	4	-	8,281	236	9,042
Finance items	659	-	-	1	198	1	-	340	11	1,210
Income tax expenses	(17,176)	-	-	-	-	-	-	-	(3,667)	(20,843)
Net income (loss)	$99,554	$-	$-	$(107)	$(921)	$(582)	$(257)	$(3,447)	$(4,523)	$89,717

Attributable to:
Equity holders of the Company	77,303	-	-	15	(875)	(561)	(257)	(3,447)	(4,523)	67,655
Non-controlling interests	22,251	-	-	(122)	(46)	(21)	-	-	-	22,062
Net income (loss)	$99,554	$-	$-	$(107)	$(921)	$(582)	$(257)	$(3,447)	$(4,523)	$89,717

(c)	Sales by metal

The sales generated for the years ended March 31, 2012 and 2011 are comprised of:

	Years ended March 31,
	2012	2011
Silver (Ag)	$156,085	$95,834
Gold (Au)	11,027	2,907
Lead (Pb)	61,526	57,623
Zinc (Zn)	9,324	10,963
	$237,962	$167,327

(d)	Major customers

During the year ended March 31, 2012, four major customers (year ended March 31, 2011 - three) accounted for 14% to 36% each (year ended March 31, 2011 - 15% to 30%) and collectively 81% (year ended March 31, 2011 - 64%) of the total revenues of the Company.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

26.	COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	6,022	543	2,217	3,262
Commitments	8,702	2,284	-	6,418

As of March 31, 2012, the Company has two office rental agreements totaling $6,022 for the next eleven years and commitments of $8,702 related to the GC property.

27.	SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2012	March 31, 2011	April 1, 2010
Cash on hand and at bank	$79,062	$106,750	$36,074
Bank term deposits and GICs	30,898	40,474	14,544
Total cash and cash equivalents	$109,960	$147,224	$50,618

	Years Ended March 31,
Net change in non-cash working capital	2012	2011
Accounts receivable	$(8,213)	$(968)
Inventory	(1,981)	(436)
Prepaid and deposits	(2,757)	(375)
Accounts payable and accrued liabilities	6,635	5,403
Income tax payable	2,246	2,089
Deposits received	(6,435)	6,099
	$(10,505)	$11,812

Supplemental information:
Interest received	$3,522	$1,243
Interest paid	$-	$90
Income tax paid	$37,644	$13,778

Non-cash transactions:
Common shares issued for 10% interest of Henan Huawei	$-	$1,127
Common shares issued for property	$-	$343
Warrants issued for property	$-	$181
Acquisition and expenditure of plant and equipment included in accounts payable and accrued liabilities	$499	$662
Acquisition and expenditure of mineral rights and properties included in accounts payable and accrued liabilities	$1,665	$1,269

28.	TRANSITION TO IFRS

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company adopted IFRS effective April 1, 2011 with a transition date of April 1, 2010. This note explains the principal adjustments made by the Company in restating its previous Canadian GAAP consolidated balance sheet as at April 1, 2010 and its previously published Canadian GAAP consolidated financial statements for the year ended March 31, 2011.

(a)	First-time adoption exemptions applied

In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(v)

Business combinations – the Company has elected the business combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

(vi)

Cumulative translation differences – the Company has elected to set the cumulative translation account, which was included in accumulated other comprehensive income, to zero as at the transition date, and absorbed the balance to retained earnings.

(vii)

Fair value as deemed cost – a first-time adopter of IFRS is allowed to elect a previous GAAP revaluation of an item of property, plant and equipment at, or before, the transition date to IFRS as deemed cost at the date of the revaluation, if the revaluation was at the date of the revaluation, broadly comparable to fair value. The Company had previously revalued certain mineral rights and properties as a result of a Canadian GAAP impairment on December 31, 2008 and has elected these revalued amounts, which is $nil, as their deemed cost as at the transition date. The fair value was $nil.

(viii)

Share-based payment – the Company has elected to not apply IFRS 2, Share-based Payment to equity instruments granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.

(b)	Reconciliation of equity

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is the reconciliation of the Company’s equity reported in accordance with Canadian GAAP to its equity under IFRS as at the transition date April 1, 2010:

	Canadian		Transitional Adjustments (note 28 (e))
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(viii)	IFRS
ASSETS	(xii)
Current Assets
Cash and cash equivalents	$50,618	$-	$-	$-	$-	$-	$-	$50,618
Short-term investments	43,773	-	-	-	-	-	-	43,773
Trade and other receivables	510	-	-	-	-	-	-	510
Inventories	3,175	-	-	-	-	-	-	3,175
Prepaids and deposits	1,964	-	-	-	-	-	-	1,964
Current portion of deferred income tax assets	112	-	-	-	-	-	(112)	-
Due from related parties	138	-	-	-	-	-	-	138
	100,290	-	-	-	-	-	(112)	100,178

Non-current Assets
Long-term prepaids and deposits	583	-	-	-	-	-	-	583
Investment in an associate	6,103	-	-	-	-	-	-	6,103
Other investments	9,003	-	-	-	-	-	-	9,003
Plant and equipment	29,024	(13)	-	-	-	-	-	29,011
Mineral rights and properties	133,248	488	(19,475)	-	-	-	-	114,261
Deferred income tax assets	1,203	-	-	-	-	-	112	1,315
TOTAL ASSETS	$279,454	$475	$(19,475)	$-	$-	$-	$-	$260,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$7,504	$-	$-	$-	$-	$-	$-	$7,504
Deposits received	6,737	-	-	-	-	-	-	6,737
Bank loan	1,465	-	-	-	-	-	-	1,465
Current portion of environmental rehabilitation	292	-	-	-	-	-	-	292
Dividends payable	3,238	-	-	-	-	-	-	3,238
Income tax payable	1,658	-	-	-	-	-	-	1,658
	20,894	-	-	-	-	-	-	20,894

Non-current Liabilities
Deferred income tax liabilities	19,475	-	(19,475)	-	-	-	-	-
Environmental rehabilitation	2,357	-	-	-	-	-	-	2,357
Total Liabilities	42,726	-	(19,475)	-	-	-	-	23,251

Non-controlling interests	21,738	-	-	-	-	-	(21,738)	-

Equity
Share capital	145,722	-	-	-	-	-	-	145,722
Contributed surplus	4,702	-	-	-	-	(82)	-	4,620
Reserves	31,893	-	-	(7,176)	-	-	-	24,717
Accumulated other comprehensive income	14,910	-	-	-	(14,591)	-	-	319
Retained earnings	17,763	475	-	-	14,779	82	-	33,099
Total equity attributable to the equity holders of the Company	214,990	475	-	(7,176)	188	-	-	208,477

Non-controlling interests	-	-	-	7,176	(188)	-	21,738	28,726
Total Equity	214,990	475	-	-	-	-	21,738	237,203

TOTAL LIABILITIES AND EQUITY	$279,454	$475	$(19,475)	$-	$-	$-	$-	$260,454

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is the reconciliation of the Company’s equity in accordance with Canadian GAAP to its equity under IFRS as at March 31, 2011:

					Transitional Adjustments (note 28 (e))
	Canadian GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	(ix)	(x)	(xi)	IFRS
ASSETS	(xii)
Current Assets
Cash and cash equivalents	$147,224	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$147,224
Short-term investments	59,037	-	-	-	-	-	-	-	-	-	-	-	59,037
Trade and other receivables	1,051	-	-	-	-	-	-	-	-	-	-	-	1,051
Inventories	3,895	-	-	-	-	-	-	-	-	-	-	-	3,895
Prepaids and deposits	2,743	-	-	-	-	-	-	-	-	-	-	-	2,743
Current portion of deferred income tax assets	414	-	-	-	-	-	-	-	(414)	-	-	-	-
Due from related parties	203	-	-	-	-	-	-	-	-	-	-	-	203
	214,567	-	-	-	-	-	-	-	(414)	-	-	-	214,153
Non-current Assets
Long-term prepaids and deposits	893	-	-	-	-	-	-	-	-	-	-	-	893
Investment in an associate	15,624	-	-	-	-	-	-	-	-	198	-	-	15,822
Other investments	46,286	-	-	-	-	-	-	-	-	-	-	-	46,286
Plant and equipment	36,548	(32)	-	-	-	-	-	-	-	-	-	-	36,516
Mineral rights and properties	198,682	321	(20,312)	-	-	-	(946)	-	-	-	(117)	14,171	191,799
Deferred income tax assets	915	-	-	-	-	-	223	-	8	-	-	-	1,146
TOTAL ASSETS	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$12,770	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$12,770
Deposits received	13,278	-	-	-	-	-	-	-	-	-	-	-	13,278
Current portion of environmental rehabilitation	323	-	-	-	-	-	-	-	-	-	-	-	323
Dividends payable	3,600	-	-	-	-	-	-	-	-	-	-	-	3,600
Income tax payable	3,047	-	-	-	-	-	-	-	-	-	-	-	3,047
Current portion of deferred income tax liabilities	84	-	-	-	-	-	-	-	(84)	-	-	-	-
Due to a related party	3,447	-	-	-	-	-	-	-	-	-	-	-	3,447
	36,549	-	-	-	-	-	-	-	(84)	-	-	-	36,465
Non-current Liabilities
Deferred income tax liabilities	30,655	-	(20,312)	-	-	-	-	-	(322)	-	-	3,543	13,564
Environmental rehabilitation	3,026	-	-	-	-	-	-	-	-	-	(117)	-	2,909
Total Liabilities	70,230	-	(20,312)	-	-	-	-	-	(406)	-	(117)	3,543	52,938

Non-controlling interests	34,333	-	-	-	-	-	-	-	(34,333)	-	-	-	-

Equity
Share capital	266,081	-	-	-	-	-	-	-	-	-	-	-	266,081
Contributed surplus	4,192	-	-	-	-	(217)	(844)	-	-	-	-	-	3,131
Reserves	31,893	-	-	(7,176)	-	-	-	-	-	-	-	-	24,717
Accumulated other comprehensive income	33,601	355	-	-	(14,591)	-	(23)	-	-	18	-	2	19,362
Retained earnings	73,185	430	-	-	14,779	217	278	(1,528)	-	180	-	(215)	87,326
Total equity attributable to the equity holders of the Company	408,952	785	-	(7,176)	188	-	(589)	(1,528)	-	198	-	(213)	400,617

Non-controlling interests	-	(496)	-	7,176	(188)	-	(134)	1,528	34,333	-	-	10,841	53,060
Total Equity	408,952	289	-	-	-	-	(723)	-	34,333	198	-	10,628	453,677

TOTAL LIABILITIES AND EQUITY	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Reconciliation of comprehensive income

The following is the reconciliation of the Company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income under IFRS for the year ended March 31, 2011:

	Canadian			Transitional Adjustments (note 28 (e))
	GAAP	(i)	(v)	(vi)	(vii)	(viii)	(ix)	(xi)	IFRS
Sales	$167,327	$-	$-	$-	$-	$-	$-	$-	$167,327
Cost of sales	41,944	-	-	(60)	-	-	-	-	41,884
Gross profit	125,383	-	-	60	-	-	-	-	125,443
General and administrative	18,698	6	(135)	-	-	-	-	304	18,873
General exploration and property investigation	3,319	-	-	-	-	-	-	-	3,319
Foreign exchange loss	2,762	41	-	-	-	-	-	-	2,803
Loss on disposal of plant and equipment	677	-	-	-	-	-	-	-	677
Gain on disposal of mineral rights and properties	(537)	-	-	-	-	-	-	-	(537)
Income from operations	100,464	(47)	135	60	-	-	-	(304)	100,308

Dilution gain and share of income from an associate	6,563	-	-	-	-	-	180	-	6,743
Gain on investments	1,788	-	-	-	-	-	-	-	1,788
Other income	511	-	-	-	-	-	-	-	511
Income before finance items and income taxes	109,326	(47)	135	60	-	-	180	(304)	109,350

Finance income	1,461	-	-	-	-	-	-	-	1,461
Finance costs	(251)	-	-	-	-	-	-	-	(251)
Income before income taxes	110,536	(47)	135	60	-	-	180	(304)	110,560

Income tax expense	21,061	-	-	(218)	-	-	-	-	20,843
Non-controlling interests	20,626	-	-	-	-	(20,626)	-	-	-
Net income	$68,849	$(47)	$135	$278	$-	$(20,626)	$180	$(304)	$89,717

Attributable to:
Equity holders of the Company	$68,849	$(44)	$135	$278	$(1,528)	$-	$180	$(215)	67,655
Non-controlling interests	-	(3)	-	-	1,528	20,626	-	(89)	22,062
	$68,849	$(47)	$135	$278	$-	$20,626	$180	$(304)	$89,717

Other comprehensive income, net of taxes
Unrealized gain on available for sale securities	$4,431	$-	$-	$-	$-	$-	$-	$-	4,431
Currency translation adjustment	14,260	2,047	-	(28)	-	-	18	2	16,299
Other comprehensive income	18,691	2,047	-	(28)	-	-	18	2	20,730
Comprehensive income	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

Attributable to:
Equity holders of the Company	$87,540	$311	$135	$256	$(1,528)	$-	$198	$(214)	86,698
Non-controlling interests	-	1,689	-	(6)	1,528	20,626	-	(88)	23,749
	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

(d)	Statement of cash flows

For the year ended March 31, 2011, the conversion to IFRS did not result in material changes to the statement of cash flows.

(e)	Notes to the reconciliations

Transitional adjustments are made according to the following notes:

(i)	Foreign exchange impact on translation

With the adoption of IFRS, the Company’s Chinese subsidiaries changed their functional currency from the CAD to the RMB. Such change resulted in a foreign exchange difference between the two accounting standards on certain non-monetary assets and non-controlling interest. These assets were previously translated from RMB to CAD by using historical rates and then translated from CAD to USD by using period end rates under Canadian GAAP. However under IFRS, they are translated from RMB to USD directly by using period end rates.

April 1, 2010: Foreign exchange differences of $475 were adjusted to the respective non-current assets and retained earnings.

March 31, 2011: Foreign exchange differences of $289 were adjusted to respective non-current assets and equity with an exchange loss of $47 recognized in net income in the period.

(ii)	Acquisition cost of GC property

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

At the time when the Company acquired its GC property, deferred income tax liabilities arising from acquisition premiums were recognized under the Canadian GAAP with the related assets capitalized to mineral rights and properties. However, IFRS does not allow the recognition of such deferred income tax liabilities.

April 1, 2010: Adjustments of $19,475 were made to reduce mineral rights and properties (non-current assets) and deferred income tax liabilities.

March 31, 2011: Adjustments of $20,312 were made to reduce mineral rights and properties (non-current assets) and deferred income tax liabilities.

(iii)	Non-controlling interests’ portion of reserves

IAS 1, Presentation of Financial Statements requires the Company subsidiaries’ non-controlling shareholders to pick up their portion of the reserve funds. Reserves of $7,176 were allocated to non-controlling interest.

(iv)	Cumulative translation difference

The Company has elected to eliminate its cumulative translation difference that existed at the date of transition to IFRS. Cumulative translation difference of $14,591 was reclassified from accumulated other comprehensive income to retained earnings. Non-controlling interest of $188 was adjusted to reflect the non-controlling interest holders’ portion of the cumulative translation difference.

(v)	Stock-based compensation

Under Canadian GAAP, forfeitures of grants were recognized as they occur. Under IFRS, forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

April 1, 2010: Stock-based compensation was reduced by $82 with respective adjustments made to contributed surplus and retained earnings.

March 31, 2011: Stock-based compensation was reduced by $135 with respective adjustments made to contributed surplus and retained earnings.

(vi)	Henan Huawei 10% share acquisition adjustment

The acquisition of an additional 10% interest in Henan Huawei was accounted for as a business combination under Canadian GAAP. As the transaction did not result in a change of control in the Company’s ownership interest in Henan Huawei, under IFRS, the transaction is accounted for as an equity transaction. As a result, the carrying amount of the controlling and non-controlling interests is adjusted to reflect the changes in the relative interests in Huawei.

March 31, 2011: Non-current assets were reduced by $723, with the respective adjustments made to non-controlling interests and equity. $278 is adjusted to increase net income mainly due to reversal of deferred taxes.

(vii)	Non-controlling interests

Canadian GAAP does not allow the debit balance of non-controlling interests, while IFRS requires picking up of the non-controlling interests’ share of changes in equity since the date of transition, even if the resulting non-controlling interest balance becomes debit. As a result, the non-controlling interests of the Company’s subsidiaries, Huawei and Qinghai Found have been adjusted to reflect their portion of the changes in equity since the date of transition.

March 31, 2011: Non-controlling interests balance increased by $1,528.

(viii)	Reclassification of financial statement items

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Current portion of deferred income tax assets (liabilities) under Canadian GAAP were reclassified to long term under IFRS. Non-controlling interests presented as a mezzanine item under Canadian GAAP were reclassified to equity under IFRS. The presentation with respect to income attributable to the shareholders and income attributable to the non-controlling interests were presented in accordance with IFRS.

(ix)	Dilution gain and share of income from an associate, NUX

Adjustments to equity income and dilution gain were made due to changes of financial results of NUX as a result of NUX adopting IFRS.

March 31, 2011: adjustment of $198 was made to non-current assets with corresponding increase in comprehensive income.

(x)	Environmental rehabilitation

IFRS requires the Company to revisit the environmental rehabilitation at every balance sheet date using the most current market information, such as the discount rate used to calculate future cash flows. This was not required under Canadian GAAP. The Company will revaluate the environmental rehabilitation based on discount rate changes on an annual basis. As a result of discount rate changes, an adjustment of $117 was made to reduce the environmental rehabilitation provision and its related assets on March 31, 2011 (April 1, 2010 - $nil).

(xi)	Acquisition of Xinshao Yunxiang Mining Co. Ltd.

The acquisition of Yunxiang was accounted for as a business combination under Canadian GAAP using the purchase method. Under such method, the non-controlling interest is recorded at its proportionate share of the carrying value of the net assets acquired. The acquisition-related costs are included as part of the purchase consideration. Under IFRS, the acquisition is accounted for as a business combination using the acquisition method. The full fair value of the identifiable assets and liabilities acquired is recorded. The non-controlling interest is recorded at its proportionate share of the fair value of net identifiable assets acquired and the acquisition-related costs are expensed in the period.

As a result, on March 31, 2011, non-current assets were adjusted by $14,171, non-current liabilities related to deferred income liabilities were adjusted by $3,543 and non-controlling interest balance was adjusted by $10,841. Acquisition-related costs of $304 were expensed in statement of income for the period.

(xii)	Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Exhibit 99.4

CERTIFICATION REQUIRED BY RULE 13A-14(A) OR RULE 15D-14(A), PURSUANT
TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Rui Feng, certify that:

1.	I have reviewed this annual report on Form 40-F of Silvercorp Metals Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: August 2, 2013

/s/ Rui Feng
Name: Rui Feng
Title: Chairman and Chief Executive Officer

Exhibit 99.5

CERTIFICATION REQUIRED BY RULE 13A-14(A) OR RULE 15D-14(A), PURSUANT
TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Maria Tang, certify that:

1.	I have reviewed this annual report on Form 40-F of Silvercorp Metals Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: August 2, 2013

/s/ Maria Tang
Name: Maria Tang
Title: Chief Financial Officer

Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Silvercorp Metals Inc. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended March 31, 2012 (the “Report”).

I, Rui Feng, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

i.	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

ii.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Rui Feng
Name: Rui Feng
Title: Chairman and Chief Executive Officer

Date: August 2, 2013

Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Silvercorp Metals Inc. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended March 31, 2012 (the “Report”).

I, Maria Tang, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

i.	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

ii.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Maria Tang
Name: Maria Tang
Title: Chief Financial Officer

Date: August 2, 2013

Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated May 16, 2012 with respect to the consolidated financial statements of Silvercorp Metals Inc. (the “Company”), and the effectiveness of internal control over financial reporting of the Company included as an exhibit to its Annual Report (Form 40-F) for the year ended March 31, 2012, filed with the U.S. Securities and Exchange Commission.

We also consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-162546) pertaining to the Stock Option Plan (2002), as amended, of the Company of our reports dated May 16, 2012 with respect to the consolidated financial statements of the Company, and the effectiveness of internal control over financial reporting of the Company included as an exhibit to its Annual Report (Form 40-F) for the year ended March 31, 2012.

Vancouver, Canada	/s/ Ernst & Young LLP
August 2, 2013	Chartered Accountants