Form 40-F
period 2015-03-31
SILVERCORP METALS INC
filed 2015-06-23
CIK 1340677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: March 31, 2015	Commission File number: 001-34184

SILVERCORP METALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer Identification
Incorporation or Organization)	Code Number, if applicable)	Number, if applicable)

Suite 1378-200 Granville Street
Vancouver, British Columbia V6C 1S4 Canada
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

Silvercorp Metals Inc. had 170,883,808 Common Shares
Outstanding as of March 31, 2015

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

  fluctuating commodity prices;

  estimation of mineral resources, reserves and mineralization and precious and base metal recovery;

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

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2015 (the “Annual Information Form”), which is attached hereto as Exhibit 99.1, under the heading “Risk Factors” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2015, based upon the Bank of Canada nominal noon exchange rate, was U.S.$1.00 = CDN$1.2683.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of March 31, 2015, which differ in certain material respects from the disclosure requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines”, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”).

Under U.S. securities laws, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Commission’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the Commission. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained metal” in a resource is permitted disclosure under Canadian regulations; however, the Commission normally only permits issuers to report mineralization that does not constitute “reserves” by the Commission’s standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Commission, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under the Commission’s standards.

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

Based on an evaluation by the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the CEO and CFO have concluded that as of March 31, 2015, the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The entire report is at Section 16, entitled “Disclosure Controls and Procedures,” of Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2015 (“Management’s Discussion and Analysis”), filed as Exhibit 99.2 to this Annual Report on Form 40-F.

B. Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal year 2015. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2015 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements. The entire report is at Section 17, entitled “Management’s Report on Internal Control over Financial Reporting,” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

C. Attestation report of the registered public accounting firm.

The Company’s independent registered public accounting firm, Deloitte LLP, which audited the consolidated financial statements included in this annual report, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting, entitled “Report of Independent Registered Public Accounting Firm,” contained in Exhibit 99.3 to this Annual Report on Form 40-F.

D. Changes in internal control over financial reporting.

There was no change in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 40-F that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2015.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that David Kong is an audit committee financial expert and is independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange (“NYSE”)).

Mr. David Kong holds a Bachelor in Business Administration and earned his Chartered Accountant designation in British Columbia in 1978 and U.S. CPA (Illinois) designation in 2002. From 1981 to 2004, he was partner of Ellis Foster Chartered Accountants and a partner at Ernst & Young LLP from 2005 to 2010. Currently, Mr. Kong is a director of New Pacific Metals Corp., Uranium Energy Corp., New Era Minerals Inc., and Brazil Resources Inc. Mr. Kong is a certified director (ICD.C) of the Institute of Corporate Directors.

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, are required to abide. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended March 31, 2015. The Code is posted on the Company’s website at www.silvercorpmetals.com. A copy of the Code may also be obtained, without charge, by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the years ended March 31, 2015 and 2014 was Deloitte LLP. The following table sets forth the Company’s fees (in Canadian dollars) paid or accrued by the principal accountants in the last two years:

Nature of Services	Year Ended March 31, 2015	Year Ended March 31, 2014
Audit Fees(1)	$899,000	$833,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$61,000	$16,000
All Other Fees(4)	Nil	Nil
Total	$960,000	$849,000

Notes:

(1)

"Audit Fees" include the aggregate fees billed for each of the last two fiscal years for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company's internal control over financial reporting for fiscal 2015 and fiscal 2014, or review services that are normally provided by the principal accountant in connection with interim filings or engagements for those fiscal years.

(2)

"Audit-Related Fees" include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above item (1).

(3)

"Tax Fees" include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. For fiscal years 2015 and 2014, tax fees were for corporate tax returns and general tax inquiries.

(4)	"All Other Fees" include the aggregate fees billed in each of the last two fiscal years for services provided by the principal accountant, other than the services reported in the above items.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See Item 11 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. All audit-related fees, tax fees, or all other fees were approved by the Audit Committee pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As reported in Section 8, entitled “Off-Balance Sheet Arrangements” of Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F, the Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents information regarding the Company’s material contractual obligations by maturity as of March 31, 2015:

(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Operating leases	$5,895	$898	$1,298	$2,501	$1,198
Commitments	$6,418	$ -	$ -	$ -	$6,418

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

Date: June 23, 2015	SILVERCORP METALS INC.

	By:	/s/ Dr. Rui Feng

Name: Dr. Rui Feng

Title: Chief Executive Officer

EXHIBIT INDEX

EXHIBITS

Annual Information

99.1	Annual Information Form of the Company for the year ended March 31, 2015
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2015.
99.3	Consolidated Financial Statements comprised of Consolidated Balance Sheets as at March 31, 2015 and 2014, Consolidated Statements of Income, Comprehensive Income, Cash Flows, and Changes in Equity for the years ended March 31, 2015 and 2014, and Notes to Consolidated Financial Statements

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of Alan Riles
99.10	Consent of Andy Fowler
99.11	Consent of Bert Smith
99.12	Consent of Mo Molavi
99.13	Consent of Owen Watson
99.14	Consent of Patrick Stephenson
99.15	Consent of Peter Mokos