Form 40-F
period 2018-03-31
SILVERCORP METALS INC
filed 2018-06-22
CIK 1340677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: March 31, 2018	Commission File number: 001-34184

SILVERCORP METALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer Identification
Incorporation or Organization)	Code Number, if applicable)	Number, if applicable)

Suite 1378-200 Granville Street
Vancouver, British Columbia V6C 1S4 Canada
(604) 669-9397
(Address and Telephone Number of Registrant’s principal executive office)

Corporation Service Company
84 State Street, Boston MA 02109
617-227-9590
(Name, Address and Telephone Number of Agent for Service in the United States)

Copies to:

Daniel Miller
Dorsey & Whitney LLP
1095 West Pender Street Suite 1070
Vancouver, British Columbia, V6E 2M6, Canada
(604) 630-5199

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares, without par value	NYSE American

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

167,029,556

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

Emerging growth company [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F of Silvercorp Metals Inc. (“Silvercorp” or the “Company”), are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended March 31, 2018;

(b)	Management’s Discussion and Analysis for the fiscal year ended March 31, 2018; and

(c)	Audited Consolidated Financial Statements for the fiscal year ended March 31, 2018. Silvercorp’s Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the Company’s fiscal year ended March 31, 2018, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission” rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in under the heading “Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2018, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Independant Registered Public Accounting Firm. The Company’s independent registered public accounting firm, Deloitte LLP, which audited the consolidated financial statements included in this Annual Report on Form 40-F, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting, entitled “Report of Independent Registered Public Accounting Firm,” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended March 31, 2018, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. There was no change in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2018.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert (as such term is defined in Form 40-F) serving on its audit committee. The Board has determined that David Kong is an audit committee financial expert and is independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE American stock exchange).

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, are required to abide. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended March 31, 2018. The Code is posted on the Company’s website at www.silvercorpmetals.com. A copy of the Code may also be obtained, without charge, by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this Annual Report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Item 11. Audit Committee - External Auditor Services Fees” in the Company’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See Item 11 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. All audit-related fees, tax fees, or all other fees were approved by the Audit Committee pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents information regarding the Company’s known contractual obligations by maturity as of March 31, 2018:

	Payment due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Operating leases	$3,353	$888	$1,286	$1,179	$-
Commitments	$6,418	$ -	$ -	$ -	$6,418

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of Paul Simpson, David Kong and Marina Katusa.

MINE SAFETY DISCLOSURE

Not applicable.

CORPORATE GOVERNANCE PRACTICES

The Company has reviewed its corporate governance practices against the requirements of the NYSE American and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE American listing standards for corporate governance.

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

Any change to the name or address of the agent for service of process of the Company shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Company.

EXHIBITS

Annual Information

99.1	Annual Information Form of the Company for the year ended March 31, 2018

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2018

99.3

Consolidated Financial Statements comprised of Consolidated Statements of Financial Position as at March 31, 2018 and 2017, Consolidated Statements of Income, Comprehensive Income (Loss), Cash Flows, and Changes in Equity for the years ended March 31, 2018 and 2017, and Notes to Consolidated Financial Statements

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.9	Consent of Alan Riles

99.10	Consent of Harald Muller

99.11	Consent of Herbert Smith

99.12	Consent of Mo Molavi

99.13	Consent of Owen Watson

99.14	Consent of Patrick Stephenson

99.15	Consent of Peter Mokos

99.16	Consent of Adrienne Ross

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 22, 2018	SILVERCORP METALS INC.

By:/s/ Dr. Rui Feng

Name: Dr. Rui Feng

Title: Chief Executive Officer

EXHIBITS

Annual Information

99.1	Annual Information Form of the Company for the year ended March 31, 2018

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2018

99.3

Consolidated Financial Statements comprised of Consolidated Statements of Financial Position as at March 31, 2018 and 2017, Consolidated Statements of Income, Comprehensive Income (Loss), Cash Flows, and Changes in Equity for the years ended March 31, 2018 and 2017, and Notes to Consolidated Financial Statements

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.9	Consent of Alan Riles

99.10	Consent of Harald Muller

99.11	Consent of Herbert Smith

99.12	Consent of Mo Molavi

99.13	Consent of Owen Watson

99.14	Consent of Patrick Stephenson

99.15	Consent of Peter Mokos

99.16	Consent of Adrienne Ross