Form 40-F/A
period 2018-03-31
SILVERCORP METALS INC
filed 2018-06-28
CIK 1340677

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

Emerging growth company [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

EXPLANATORY NOTE

Silvercorp Metals Inc. (the “Registrant”) is filing Amendment No. 1 (the “Amendment”) to Form 40-F, which amends the Registrant’s Form 40-F for the year ended March 31, 2018 that was filed with the Securities and Exchange Commission on June 22, 2018 (the “Original 40-F”). This Amendment does not reflect a change in the results of operations of the registrant or in any information in the Original 40-F other than to furnish Exhibit 101 to the Original 40-F, which contains the XBRL Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T. This Amendment does not reflect events occurring after the filing of the Original 40-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendment discussed above. Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of the Original 40-F in its entirety is attached to this Amendment.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 27, 2018	SILVERCORP METALS INC.

By:/s/ Dr. Rui Feng

Name: Dr. Rui Feng

Title: Chief Executive Officer

EXHIBITS

Annual Information

99.1	Annual Information Form of the Company for the year ended March 31, 2018*

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2018*

99.3

Consolidated Financial Statements comprised of Consolidated Statements of Financial Position as at March 31, 2018 and 2017, Consolidated Statements of Income, Comprehensive Income (Loss), Cash Flows, and Changes in Equity for the years ended March 31, 2018 and 2017, and Notes to Consolidated Financial Statements*

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act*

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act*

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*

99.9	Consent of Alan Riles*

99.10	Consent of Harald Muller*

99.11	Consent of Herbert Smith*

99.12	Consent of Mo Molavi*

99.13	Consent of Owen Watson*

99.14	Consent of Patrick Stephenson*

99.15	Consent of Peter Mokos*

99.16	Consent of Adrienne Ross*

* Previously filed