Form 40-F
period 2021-03-31
SILVERCORP METALS INC
filed 2021-06-22
CIK 1340677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or [ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: March 31, 2021	Commission File number: 001-34184

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

Copies to:

Christopher L. Doerksen
Dorsey & Whitney LLP
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
(206) 903-8800

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 175,742,544

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

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

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F of Silvercorp Metals Inc. (“Silvercorp” or the “Company”), are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended March 31, 2021;

(b)	Management’s Discussion and Analysis for the fiscal year ended March 31, 2021; and

(c)	Audited Consolidated Financial Statements for the fiscal year ended March 31, 2021 and notes thereto, together with the report of auditors thereon. Silvercorp’s Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the Company’s fiscal year ended March 31, 2021, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(c)	Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in under the heading “Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2021, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Independent Registered Public Accounting Firm. The Company’s independent registered public accounting firm, Deloitte LLP, which audited the consolidated financial statements included in this Annual Report on Form 40-F, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting, entitled “Report of Independent Registered Public Accounting Firm,” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended March 31, 2021, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. There was no change in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2021.

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, are required to abide. There were no amendments to the Code, or waivers of the Code that apply to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended March 31, 2021, except that as previously described in last year’s Form 40-F report, on June 18, 2020 the Code was further amended and restated following a general review. The changes to the Code included, without limitation:

  Expanding the scope of persons subject to the Code to include consultants, agents and representatives;

  Expanding the description of the adverse consequences that an individual may face for violations of the Code;

  Updates to our anti-corruption policies;

  Clarifying that the Code is subject to applicable whistleblower laws; and

  Other clarifications and typographical corrections.

  The amended and restated Code is filed as an exhibit to this Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Item 11. Audit Committee External Auditor Services Fees” in the Company’s Annual Information Form for the fiscal year ended March 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents information regarding the Company’s known contractual obligations by maturity as of March 31, 2021:

Contractual Obligations	Payment due by period (in thousands of dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable and accrued liabilities	$30,298	$30,298	$-	$-	$-
Lease obligation	$1,741	$657	$706	$378	$-
Total	$32,039	$30,955	$706	$378	$-

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

MINE SAFETY DISCLOSURE

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended March 31, 2021.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended March 31, 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2021
99.3	Consolidated Financial Statements comprised of Consolidated Statements of Financial Position as at March 31, 2021 and 2020, Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for the years ended March 31, 2021 and 2020, and Notes to Consolidated Financial Statements
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of Alan Riles
99.10	Consent of Herbert Smith
99.11	Consent of Patrick Stephenson
99.12	Consent of Adrienne Ross
99.13	Consent of Dinara Nussipakynova
99.14	Consent of Guoliang Ma
99.15	Consent of Simeon Robinson
99.16	Consent of Rod Webster
99.17	Consent of Robert Chesher
99.18	Code of Business Conduct and Ethics (incorporated by reference to the Company’s Form 40-F filed on June 23, 2020)

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 22, 2021	SILVERCORP METALS INC.

By: /s/ Rui Feng

Name: Dr. Rui Feng
Title: Chief Executive Officer