Form 40-F
period 2022-03-31
SILVERCORP METALS INC
filed 2022-06-22
CIK 1340677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: March 31, 2022                              Commission File number: 001-34184

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

☒ Annual information form                   ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 177,105,799

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒     No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F of Silvercorp Metals Inc. (“Silvercorp” or the “Company”), are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended March 31, 2022;

(b)	Management’s Discussion and Analysis for the fiscal year ended March 31, 2022; and

(c)	Audited Consolidated Financial Statements as of and for the fiscal year ended March 31, 2022 and notes thereto, together with the report of auditors thereon. Silvercorp’s Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the Company’s fiscal year ended March 31, 2022, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(c)	Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in under the heading “Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2022, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Independent Registered Public Accounting Firm. The Company’s independent registered public accounting firm, Deloitte LLP (Vancouver, British Columbia, PCAOB ID No. 1208, which audited the consolidated financial statements incorporated by reference in this Annual Report on Form 40-F, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting, entitled “Report of Independent Registered Public Accounting Firm,” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended March 31, 2022, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. There was no change in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2022.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert (as such term is defined in Form 40-F) serving on its audit committee. The Board has determined that David Kong is an audit committee financial expert and is independent (as determined under the rules of the NYSE American, LLC (“NYSE American”)).

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, are required to abide. There were no amendments to the Code, or waivers of the Code that apply to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended March 31, 2022. The Code is posted on the Company’s website at http://www.silvercorpmetals.com/company/corporate_governance, and a copy of the Code may be obtained, without charge, by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this Annual Report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Item 11. Audit Committee − External Auditor Services Fees” in the Company’s Annual Information Form for the fiscal year ended March 31, 2022, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

CONTRACTUAL AND OTHER OBLIGATIONS

Information regarding our contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading "Liquidity and Capital Resources" and “Financial Instruments and Related Risks”.

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

MINE SAFETY DISCLOSURE

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended March 31, 2022.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

NYSE AMERICAN STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

The common shares of the Company are listed on the NYSE American. Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is provided on the Company’s website at https://silvercorpmetals.com/company/corporate_governance/.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended March 31, 2022
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2022
99.3	Consolidated Financial Statements comprised of Consolidated Statements of Financial Position as at March 31, 2022 and 2021, Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for the years ended March 31, 2022 and 2021, and Notes to Consolidated Financial Statements
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of Alan Riles
99.10	Consent of Herbert Smith
99.11	Consent of Genoa Vartell (formerly known as Adrienne Ross)
99.12	Consent of Dinara Nussipakynova
99.13	Consent of Guoliang Ma
99.14	Consent of Simeon Robinson
99.15	Consent of Rod Webster
99.16	Consent of Robert Chesher
99.17	NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People's Republic of China, dated effective July 31, 2020 (incorporated by reference from the Company's Current Report on Form 6-K furnished to the SEC on October 19, 2020)
99.18	NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People's Republic of China, dated effective March 31, 2021 (incorporated by reference from the Company's Current Report on Form 6-K furnished to the SEC on October 7, 2021)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 22, 2022	SILVERCORP METALS INC.

	By:	/s/ Rui Feng
		Name:	Dr. Rui Feng
		Title:	Chief Executive Officer