Form 40-F
period 2026-03-31
SILVERCORP METALS INC
filed 2026-06-30
CIK 1340677

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: March 31, 2026 Commission File number: 001-34184

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 220,910,911

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

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

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F of Silvercorp Metals Inc. (“Silvercorp” or the “Company”), are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Revised Annual Information Form for the fiscal year ended March 31, 2026;
(b)	Management’s Discussion and Analysis for the fiscal year ended March 31, 2026; and
(c)

Audited Consolidated Financial Statements for the fiscal years ended March 31, 2026 and 2025 and notes thereto, together with the reports of independent registered public accounting firm thereon. Silvercorp's Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.
(b)

Disclosure Controls and Procedures. As of the end of the Company’s fiscal year ended March 31, 2026, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(c)

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in under the heading “Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2026, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)

Attestation Report of the Independent Registered Public Accounting Firm. The Company’s independent registered public accounting firm, Deloitte LLP (Vancouver, British Columbia, PCAOB ID No. 1208), which audited the consolidated financial statements included in this Annual Report on Form 40-F, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting, entitled “Report of Independent Registered Public Accounting Firm,” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended March 31, 2026, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)

Changes in Internal Control Over Financial Reporting. There was no change in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2026.

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

Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and is a Chartered Professional Accountant with over 35 years of public accounting experience in Canada and England. He was a partner and the global mining & metals group leader with EY, where he developed extensive experience in initial public offerings, financings, governance, and securities regulatory compliance. Currently, Mr. Robertson is a director of Gold Royalty Corporation. Mr. Robertson holds an ICD.D designation from the Institute of Corporate Directors.

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, are required to abide. There were no amendments to the Code, or waivers of the Code that apply to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended March 31, 2026, except as follows: on August 5, 2025, the Company adopted updates to the Code which included the addition of new sections regarding compliance with whistleblower laws, data security, anti-money laundering, sanctions and avoidance of fraud, and clarified or refined various provisions, including, without limitation, those relating to compliance with stock exchange rules, potential penalties for non-compliance with the Code, trading restrictions, related party loans and questions regarding accounting and controls. The Code is posted on the Company’s website at http://www.silvercorpmetals.com/corporate-governance, and a copy of the Code may be obtained, without charge, by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this Annual Report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Item 11. Audit Committee − External Auditor Services Fees” in the Company’s revised Annual Information Form for the fiscal year ended March 31, 2026, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See “Item 11. Audit Committee - Pre-Approval Policies and Procedures” of the Company’s revised Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F. All audit-related fees, tax fees, or all other fees were approved by the Audit Committee pursuant to Rule 2-01(c)(7)(i) of Regulation S-X. However, none of such fees were approved pursuant to the exemption provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL AND OTHER OBLIGATIONS

Information regarding our contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.2, under the headings “Liquidity, Capital Resources, and Contractual Obligations” and “Environmental Rehabilitation Provision”.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of Ken Robertson, Helen Cai, and Paul Simpson. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE American company guide.

MINE SAFETY DISCLOSURE

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended March 31, 2026.

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

EXHIBITS

97	Clawback Policy
99.1	Revised Annual Information Form of the Company for the year ended March 31, 2026
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2026
99.3

Consolidated Financial Statements comprised of Consolidated Statements of Financial Position as at March 31, 2026 and 2025, Consolidated Statements of Income, Comprehensive Income (Loss), Changes in Equity, and Cash Flows for the years ended March 31, 2026 and 2025, and Notes to Consolidated Financial Statements

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
99.9

NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China, dated effective May 18, 2026 (incorporated by reference from the Company’s Current Report on Form 6-K furnished to the SEC on June 22, 2026)

99.10

Technical Report on the Gaocheng Silver-Lead-Zinc Project in Guangdong Province, China, dated effective December 31, 2025 (incorporated by reference from the Company’s Current Report on Form 6-K furnished to the SEC on June 25, 2026)

99.11

Amended NI 43-101 Technical Report and Updated Mineral Resource Estimate for the Tulkubash and Kyzyltash Chaarat Gold Project Republic of Kyrgyzstan dated effective October 15, 2025 (incorporated by reference from the Company’s Current Report on Form 6-K furnished to the SEC on June 25, 2026)

99.12

Independent Technical Report for the Condor Gold Project, Zamora Chinchipe Province, Ecuador, dated effective November 30, 2025 (incorporated by reference from the Company’s Current Report on Form 6-K furnished to the SEC on February 3, 2026)

99.13	Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador (incorporated by reference from the Company’s Current Report on Form 6-K furnished to the SEC on June 29, 2026)
99.14	Consent of Herbert A. Smith
99.15	Consent of Simeon Robinson
99.16	Consent of Genoa Vartell
99.17	Consent of Justin Glanvill
99.18	Consent of Aaron Wilkins
99.19	Consent of Robert Stewart
99.20	Consent of Brett Nielsen
99.21	Consent of Mark Kent
99.22	Consent of Roderick Carlson
99.23	Consent of Robert Chesher
99.24	Consent of Dermot Claffey
99.25	Consent of Falong Hu
99.26	Consent of Hui Bai
99.27	Consent of Zimeng Li
99.28	Consent of Huaixiang Li
99.29	Consent of Lanliang Niu
99.30	Consent of Nan Xue
99.31	Consent of Tzuhsuan Chuang
99.32	Consent of Yanfang Zhao
99.33	Consent of John (Jianhui) Huang
99.34	Consent of Chris Johns
99.35	Consent of Jinxing Ji
99.36	Consent of Mark Wanless
99.37	Consent of Benny Zhang
99.38	Consent of Mark Liskowich
99.39	Consent of Sean Kautzman
99.40	Consent of Donovan Pienaar
99.41	Consent of Alex Zhang
99.42	Consent of Guoliang Ma
99.43	Consent of Lei Xue
99.44	Consent of Falong Hu – El Domo Report
99.45	Consent of Yanfang Zhao – El Domo Report
99.46	Consent of Tzuhsuan Chuang – El Domo Report
99.47	Consent of Xiangfeng Yang – El Domo Report
99.48	Consent of Nan Xue – El Domo Report
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 29, 2026	SILVERCORP METALS INC.

	By:	/s/ Rui Feng
		Name:	Dr. Rui Feng
		Title:	Chief Executive Officer